                                                Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-109682

          Prospectus Supplement to Prospectus dated November 5, 2003.

                                7,300,000 Shares
                              SPARTECH CORPORATION
(SPARTECH LOGO)                   Common Stock
                             ----------------------
     Spartech Corporation is offering 1,917,164 of the shares to be sold in the offering. The selling stockholder identified in this prospectus supplement is offering an additional 5,382,836 shares. Spartech will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

     The common stock is listed on the New York Stock Exchange under the symbol "SEH". The last reported sale price of the common stock on January 28, 2004 was $24.41 per share.

     See "Risk Factors" beginning on page S-7 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------   ------------
Initial price to public.....................................   $24.00     $175,200,000
Underwriting discount.......................................   $ 1.14     $  8,322,000
Proceeds, before expenses, to Spartech Corporation..........   $22.86     $ 43,826,369
Proceeds, before expenses, to the selling stockholder.......   $22.86     $123,051,631

     To the extent that the underwriters sell more than 7,300,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,095,000 shares from Spartech at the initial price to public less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on February 3, 2004.

GOLDMAN, SACHS & CO.                                    DEUTSCHE BANK SECURITIES

FIRST ANALYSIS SECURITIES CORPORATION                  MCDONALD INVESTMENTS INC.
                             ----------------------
                 Prospectus Supplement dated January 28, 2004.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of information contained in other parts of this prospectus supplement. It is not complete and may not contain all of the information that you should consider before buying shares of our common stock. You should read the entire prospectus supplement and prospectus carefully, including the risk factors beginning on page S-7 of this prospectus supplement and page 2 of the accompanying prospectus.

     In this prospectus "Spartech," "we," "us" and "our" refer to Spartech Corporation and its subsidiaries, unless the context requires otherwise.

                                 ABOUT SPARTECH

GENERAL

     We are a leading intermediary processor of thermoplastic resins, which are plastic pellets capable of being repeatedly softened by heat and hardened by cooling to be processed into their final form. We convert these resins from suppliers into custom plastic sheet & rollstock, acrylic products, color concentrates & blended resin compounds, and injection molded and profile extruded products. We sell our products to approximately 7,000 customers in a broad range of end markets.

     Plastics processing is a growing segment of the plastics industry, partly due to the continuing substitution of plastics for traditional materials such as wood, metal, paper and fiberglass. The term we have created for this substitution process is Product Transformations, which is the identification and development of new applications that result from the ongoing transition into higher performing and less expensive recyclable thermoplastics.

     Product Transformations have been a key factor contributing to our growth and we expect this trend to continue. We have further capitalized on this trend by developing our own new proprietary products that we call Alloy Plastics, which combine advanced engineered thermoplastic compounds and additives with many new manufacturing techniques implemented by our experienced operating personnel.

     From fiscal 1998 to fiscal 2003 our net sales increased from $670.5 million to $956.2 million, a compound annual growth rate of 7%. During the same period, our volume of products sold grew from 902 million pounds to 1.24 billion pounds, a compound annual growth rate of 7%. While we have recently experienced declines in our operating margins, return on equity and capital spending due primarily to general economic conditions, we believe these declines are temporary and expect them to recover with an improving economy. We believe our leading market share position in sales of custom sheet and rollstock and our ability to capitalize on industry consolidation and product substitution trends position us for future growth.

     We provide value through formulation and processing technology, cost efficient operations, a broad range of problem-solving products and capabilities, and locations within close proximity to our customers' manufacturing facilities. Our 47 production facilities are organized into three business segments for reporting purposes based on the products manufactured:

     - Custom Sheet & Rollstock (26 facilities, 66% of 2003 net sales);

     - Color & Specialty Compounds (14 facilities, 27% of 2003 net sales); and

     - Molded & Profile Products (7 facilities, 7% of 2003 net sales).

     Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our website address is www.spartech.com. Information contained on our website is not part of this prospectus supplement.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include our:

     - leading market position in custom sheet & rollstock and in color & specialty compounds;

     - ability to develop new proprietary products and Product Transformations;

     - ability to make acquisitions and integrate them into our business;

     - commitment to customer service;

     - diversified customer base and the variety of industries they serve;

     - production facilities and their close proximity to our customers; and

     - decentralized management structure.

     For more information about our competitive strengths, see "Business -- Our Competitive Strengths."

OUR STRATEGY

     Our business strategy has two complementary components:

     The first component is our Focused Growth Strategy, which targets volume growth from both internal means and strategic acquisitions. Much of our internal growth results from the increasing annual volume demand of our customers as well as our focused efforts with both Product Transformations and Alloy Plastics. Our acquisition program has expanded our product capabilities and provided synergies and operating leverage. We believe the fragmented thermoplastics processing industry will continue to provide us with acquisition opportunities.

     The second component is our Continuous Improvement Strategy, which emphasizes earnings growth through ongoing cost containment and productivity improvement. We implement this through initiatives which focus on continuous improvements in production efficiencies, communication and accountability. A key element of our Continuous Improvement Strategy has been our ability to successfully integrate our numerous acquisitions.

     For more information about our business strategy, see "Business -- Our Operating Philosophy."

                                  THE OFFERING

Shares offered by Spartech....   1,917,164 shares.(a)

Shares offered by the selling
stockholder...................   5,382,836 shares.

Shares outstanding after the
offering......................   31,269,071 shares.(a)

Use of proceeds...............   We intend to use the net proceeds from our sale
                                 of these shares to repay $43.7 million of the $43.9 million in outstanding borrowings under the portion of our bank credit facility that is not subject to a $125 million interest rate swap. We intend to use any net proceeds from the underwriters' exercise of their option to purchase up to 1,095,000 additional shares to repay the remaining outstanding borrowings under the portion of our credit facility not subject to the swap and for general corporate purposes, which may include financing acquisitions related to our business. We will not receive any proceeds from the sale of shares by the selling stockholder.

Dividend policy...............   We currently pay quarterly cash dividends at an
                                 annualized rate of $.44 per share.

Risk factors..................   For a discussion of specific risks you should
                                 consider before buying shares of our common stock, see "Risk Factors" beginning on page S-7 of this prospectus supplement and page 2 of the accompanying prospectus.

---------------
(a) Does not include up to 1,095,000 shares to be sold by Spartech upon exercise of the underwriters' option to purchase additional shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and dates indicated, selected financial data derived from our consolidated financial statements as of November 1, 2003 and for the five-year period ended November 1, 2003. Our consolidated financial statements as of and for the years ended November 1, 2003 and November 2, 2002 were audited by Ernst & Young LLP. Our consolidated financial statements as of and for the years ended November 3, 2001, October 28, 2000 and October 30, 1999 were audited by Arthur Andersen LLP. For further information about our consolidated financial statements audited by Arthur Andersen LLP, please refer to the "Risk Factors" sections in this prospectus supplement and the accompanying prospectus and to Item 9 of our Annual Report on Form 10-K for the fiscal year ended November 1, 2003 incorporated by reference in the accompanying prospectus. The "As Adjusted" balance sheet data as of November 1, 2003 reflect our issuance of 1,917,164 shares of our common stock in this offering and the anticipated application of our estimated net proceeds of $43.7 million as described under "Use of Proceeds," assuming no exercise of the underwriters' option to purchase additional shares of common stock from us.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

                                                          FISCAL YEAR
                                     ------------------------------------------------------
                                       2003       2002     2001(A)(B)     2000       1999
                                     --------   --------   ----------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net Sales(c).......................  $956,160   $898,308    $937,059    $987,532   $790,427
Cost of Sales......................   822,147    763,145     785,010     815,863    653,465
Selling, General and
  Administrative...................    53,540     53,624      55,996      55,317     45,067
Write-down of Long-Lived Assets....        --         --       5,550          --         --
Amortization of Intangibles(d).....     2,187        660       8,129       6,591      4,188
                                     --------   --------    --------    --------   --------
Operating Earnings.................    78,286     80,879      82,374     109,761     87,707
Interest and Preferred
  Distributions....................    24,965     26,816      34,821      29,131     16,198
                                     --------   --------    --------    --------   --------
Earnings Before Income Taxes.......    53,321     54,063      47,553      80,630     71,509
Income Taxes.......................    19,218     19,793      17,650      30,723     28,438
                                     --------   --------    --------    --------   --------
Net Earnings.......................  $ 34,103   $ 34,270    $ 29,903    $ 49,907   $ 43,071
                                     ========   ========    ========    ========   ========
Net Earnings Per Common Share:
  Basic............................  $   1.17   $   1.23    $   1.12    $   1.83   $   1.59
                                     ========   ========    ========    ========   ========
  Diluted..........................  $   1.15   $   1.21    $   1.11    $   1.72   $   1.48
                                     ========   ========    ========    ========   ========
Weighted Average Number of Common
  Shares:
  Basic............................    29,268     27,895      26,697      27,322     27,038
                                     ========   ========    ========    ========   ========
  Diluted..........................    29,567     28,379      28,696      31,874     29,982
                                     ========   ========    ========    ========   ========
Dividends Per Share................  $    .40   $    .38    $    .38    $    .34   $    .28
                                     ========   ========    ========    ========   ========

                                                                 NOVEMBER 1, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working Capital.............................................  $ 98,293    $114,783
Goodwill(d).................................................   334,392     334,392
Total Assets................................................   915,949     932,439
Total Debt..................................................   229,180     201,977
Company-Obligated, Mandatorily Redeemable Convertible
  Preferred Securities of Spartech Capital Trusts Holding
  Solely Convertible Subordinated Debentures................   150,000     150,000
Total Shareholders' Equity..................................   322,358     366,051

---------------
(a) Our fiscal year ends on the Saturday closest to October 31. Fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented.

(b) Our fiscal 2001 results include the operations of the custom molded products businesses only through July 19, 2001, the date they were divested. These businesses produced the following results in the periods indicated: net sales of $24.2 million and operating earnings of $1.5 million for the partial period in fiscal 2001; and net sales of $36.5 million and operating earnings of $2.2 million in fiscal 2000.

(c) Freight costs have been reclassified to comply with Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs."

(d) We adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill. Amortization of intangibles in fiscal 2003 and fiscal 2002 relates to non-compete agreements, customer contracts, and product formulations acquired in recent purchase transactions.

                                  RISK FACTORS

     Investing in our common stock involves risk. In deciding whether to invest in our common stock, you should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein. The risks described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of these risks occurs, our business and financial results could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR OPERATING PROFITS.

     Our continued profitability depends on our ability to compete effectively. Our industry is competitive in several ways:

     - The plastics processing segment of the plastics industry is characterized by a large number of companies and by periodic excess production capacity, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet our competitors' prices but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our operating profits could be reduced or we could incur writedowns to inventory values.

     - Because plastics processors are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could also reduce our profitability.

     - We may experience increased competition from companies offering products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers, sales volume and operating profits.

     - Some of our customers may be or may become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and operating profits.

LARGE OR RAPID INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY COULD MATERIALLY AND ADVERSELY AFFECT OUR SALES AND OPERATING PROFITS.

     - The costs of raw materials used in our manufacturing processes represented approximately 67% of cost of goods sold in fiscal 2003. These raw materials include commodity resins, the prices of which are sensitive to changes in supply and demand conditions within the commodity resins market, and fluctuations in petroleum and natural gas prices. Prices for these raw materials could change significantly in a short period of time. For example, price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during fiscal 2003. In the event of rapid increases in resin prices, we may be unable to pass the increases through to our customers in full, which would reduce our operating margin.

     - In addition, any significant cost increases or major disruptions in the availability to our suppliers of petroleum or natural gas, which are the principal feedstocks for commodity resins, could adversely impact the cost and availability of the resins used in our manufacturing process.

     - Even if we were able to pass increases in resin prices through to our customers, higher plastics prices may make our products and our customers' products less competitive with substitute products made from other plastics, or from non-plastic materials such as metal, fiberglass, paper or wood.

     Any of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profits.

WE OPERATE IN CYCLICAL MARKETS AND HAVE EXPOSURE TO ECONOMIC DOWNTURNS.

     Our products are sold in a number of end markets which tend to be sensitive to underlying economic conditions. Much of our revenues are generated from customers in manufacturing sectors such as mass transportation, automotive, building and construction, or other consumer oriented markets which are sensitive to underlying economic conditions. A prolonged downturn in these sectors could continue to have a negative effect on our sales and operating profits.

A DECREASE IN OUR NET SALES COULD REDUCE OUR OPERATING PROFITS AND IMPAIR OUR ABILITY TO REALIZE OUR BUSINESS STRATEGY, WHICH COULD REDUCE OUR ABILITY TO GENERATE CASH TO FURTHER INVEST IN OUR OPERATIONS AND SUPPORT OUR CUSTOMER BASE.

     During fiscal 2001 and fiscal 2002, we experienced a decrease in net sales from the prior years of 5% and 4%, respectively. This decrease in net sales, led by the slowdown in volume sold to the aerospace, automotive, manufactured housing, and mass transit markets, resulted in lower operating margins and return on equity ratios. If we were to experience declines in revenue in the future, our operating profits and return on equity would be further adversely affected. This would impair our ability to generate the operating cash flow needed to finance and expand our operations and make the acquisitions needed to realize our business strategy. If we are unable to successfully execute our business strategy, we could experience a decline in our customer base and a reduction in value generated for our stockholders.

RESTRICTIVE COVENANTS UNDER OUR CREDIT FACILITIES COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND PAY DIVIDENDS.

     Our current credit facilities contain affirmative and negative covenants, including restrictions on incurring additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain financial ratios and net worth levels.

     Borrowings under our primary bank credit facility were $152.2 million as of November 1, 2003. At that date, the covenants under the credit facility would have allowed additional borrowings of only $91.5 million. In addition, the combined amount of dividends paid on our common stock plus repurchases of our common stock for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997.

     Our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

OUR HIGH LEVERAGE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND COULD HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

     We have funded our working capital requirements primarily with cash generated from operations and borrowings under our credit facilities. Our consolidated long-term indebtedness of $196.2 million as of November 1, 2003 represented approximately 36% of our total debt plus total shareholders' equity. In addition to this indebtedness, we have $150.0 million in outstanding convertible preferred securities of Spartech Capital Trusts. Because we are highly leveraged, we may become unable to finance our operations with further borrowings under our current credit facilities or obtain borrowings under new credit facilities. If we are unable to obtain additional borrowings, we may have to fund our operations from the proceeds of additional issuances of our common stock. We cannot assure you that we will have access to the capital markets in the future, or that any future issuances of our common stock will not dilute the holdings of our existing stockholders or adversely affect the market price of our common stock.

OUR INABILITY TO MEET DEBT OBLIGATIONS WHEN DUE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS.

     Our cash from operations may not be sufficient to meet our debt obligations as they become due. Our access to the debt and equity markets is limited. Upon maturity of our debt obligations, if we were unable to repay the obligations out of operating cash flows or access the public or private capital markets for additional funds, we would not be able to meet the obligations. The inability to meet our debt obligations could reduce the amount of capital expenditures made or restrict or delay investments to secure new business. In addition, our inability to meet our debt obligations could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY, WHICH COULD IMPAIR OUR ABILITY TO EXPAND OUR SALES OPPORTUNITIES AND IMPROVE OUR OPERATING MARGINS.

     Acquiring businesses that complement or expand our operations has been and continues to be an important element of our growth strategy. Our annual revenue growth attributable to acquisitions fluctuates from year to year and from fiscal 1999 to fiscal 2003 was as high as 17%. This strategy depends on our ability to continue to identify and complete acquisitions. However, several factors may impair our ability to continue this strategy.

     - Some of our major competitors have or could initiate similar growth strategies, as the overall plastics processing segment continues to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

     - We have generally financed our acquisitions from bank borrowings, the placement of debt securities or the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all.

     If we are unable to make acquisitions, we may not be able to realize our growth strategy. If we are unable to successfully execute our growth strategy, our ability to enlarge our customer base, enter new markets, expand our product offerings and realize operating synergies will be impaired.

WE MAY NOT BE ABLE TO INTEGRATE ACQUISITIONS SUCCESSFULLY.

     Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations, which could have a material adverse effect on our business and results of operations. If we are unable to achieve the anticipated synergies, the interest and other expenses from our acquisitions could exceed the net income we derive from the acquired operations, which would reduce our net income.

OUR STOCK PRICE IS VOLATILE AND MAY DECLINE.

     The trading price of our common stock has fluctuated, ranging between $16.47 and $26.00 per share since January 1, 2003. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

     - Variations in our quarter to quarter operating results;

     - Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

     - The relative size of our market capitalization;

     - The limited public float of our common stock; and

     - The low daily trading volume of our common stock relative to the number of outstanding shares.

IF WE ARE REQUIRED TO PAY SUBSTANTIAL REMEDIATION COSTS OR FINES OR ARE UNABLE TO OBTAIN OR MAINTAIN REQUIRED REGULATORY OR ENVIRONMENTAL PERMITS, OUR OPERATING PROFITS COULD BE ADVERSELY IMPACTED AND WE MAY HAVE TO SUSPEND OPERATIONS AT OUR MANUFACTURING FACILITIES.

     We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of human health or the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations.

     If we were to violate these laws or regulations or discharge hazardous materials into the environment, we might have to pay substantial remediation costs or fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

     In September 2003, the New Jersey Department of Environmental Protection issued a directive to approximately 70 companies, including Spartech and a subsidiary, and the United States Environmental Protection Agency initiated an investigation related to approximately 40 companies, including a Spartech subsidiary, regarding the Lower Passaic River. We expect that an environmental study will be conducted to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from our $375,000 accrual as of November 1, 2003. In the event of one or more adverse determinations related to this issue, the impact on our results of operations could be material to any specific period. For a further discussion, see "Business -- Government Regulation and Environmental Matters."

IF WE VIOLATE THE FOOD AND DRUG ADMINISTRATION'S REGULATIONS WE MAY BE REQUIRED TO CEASE MANUFACTURING OR RECALL PRODUCTS.

     The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

YOU MAY HAVE NO EFFECTIVE REMEDY AGAINST ARTHUR ANDERSEN LLP IN CONNECTION WITH A MATERIAL MISSTATEMENT OR OMISSION IN OUR 2001 CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS SUPPLEMENT.

     Arthur Andersen LLP, which audited our consolidated financial statements for fiscal 2001 included in this prospectus supplement, was convicted on June 15, 2002 of federal obstruction of justice arising from the government's investigation of Enron Corp. As a result, you are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in our 2001 consolidated financial statements.

OUR INABILITY TO INCLUDE IN FUTURE REGISTRATION STATEMENTS FINANCIAL STATEMENTS FOR ONE OR MORE YEARS AUDITED BY ARTHUR ANDERSEN LLP OR TO OBTAIN ARTHUR ANDERSEN LLP'S CONSENT TO THE INCLUSION OF THEIR REPORT ON OUR 2001 CONSOLIDATED FINANCIAL STATEMENTS MAY IMPEDE OUR ACCESS TO THE CAPITAL MARKETS.

     Should we seek to access the public capital markets in the future, Securities and Exchange Commission rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited consolidated financial statements for fiscal 2004 become available in the first quarter of 2005, the SEC's current rules would require us to present audited financial statements audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC were to cease to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless Ernst & Young LLP, our current independent public accountants, or another independent accounting firm were able to audit our 2001 consolidated financial statements, which Arthur Andersen LLP originally audited.

     Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited consolidated financial statements for fiscal 2001, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those consolidated financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP's participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our consolidated financial statements for fiscal 2001 audited by Arthur Andersen LLP were to cease to satisfy the SEC's requirements or those statements were used in a prospectus but investors were not entitled to recovery against our auditors for material misstatements or omissions in them.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, primarily in the sections captioned "Prospectus Supplement Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus supplement and in the sections captioned "Risk Factors" and "Recent Developments" in the accompanying prospectus. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements, expenditures required to comply with environmental and other laws and regulations and general industry and business conditions applicable to us. These statements are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described in the "Risk Factors" sections of this prospectus supplement and the accompanying prospectus, changes in the economy or the plastics industry in general, unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 1,917,164 shares of common stock in this offering will be approximately $43.7 million, or approximately $68.7 million if the underwriters exercise in full their option to purchase additional shares from us, based on the initial price to public of $24.00 per share, and after deducting underwriting discounts and commissions and our share of the estimated expenses of the offering. The expenses of the offering will be paid pro rata by us and the selling stockholder based on the number of shares sold by each. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

     We intend to use the net proceeds from our sale of these shares to repay $43.7 million of the $43.9 million in outstanding borrowings under the portion of our bank credit facility that is not subject to a $125 million interest rate swap. Our bank credit facility has been used primarily to fund our acquisitions. It matures on February 25, 2005, and as of January 28, 2004 it had an outstanding balance of $168.9 million with an average annual interest rate on the portion unrelated to the swap of 3.18%.

     We intend to use any net proceeds from the underwriters' exercise of their option to purchase up to 1,095,000 additional shares to repay the remaining outstanding borrowings under the portion of our credit facility not subject to the swap and for general corporate purposes, which may include financing acquisitions related to our business.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is traded on the New York Stock Exchange under the symbol "SEH". The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the New York Stock Exchange and the dividends paid per share.

                                                                                    DIVIDENDS
                                                                HIGH       LOW        PAID
                                                                ----       ---      ---------
FISCAL YEAR ENDED NOVEMBER 3, 2001
First Quarter...............................................  $  20.94   $  10.56     $.095
Second Quarter..............................................     19.79      15.00      .095
Third Quarter...............................................     24.30      18.70      .095
Fourth Quarter..............................................     24.00      18.05      .095
FISCAL YEAR ENDED NOVEMBER 2, 2002
First Quarter...............................................  $  22.95   $  19.25     $.095
Second Quarter..............................................     27.10      20.50      .095
Third Quarter...............................................     27.75      21.00      .095
Fourth Quarter..............................................     22.35      17.90      .095
FISCAL YEAR ENDED NOVEMBER 1, 2003
First Quarter...............................................  $  21.50   $  17.71     $ .10
Second Quarter..............................................     22.35      16.47       .10
Third Quarter...............................................     23.65      19.69       .10
Fourth Quarter..............................................     24.49      20.30       .10
FISCAL YEAR ENDING OCTOBER 30, 2004
First Quarter through January 28, 2004......................  $  26.00   $  21.58     $ .11

     On January 28, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $24.41 per share. We are currently paying quarterly cash dividends at an annualized rate of $.44 per share.

     Dividends are declared and paid on our common stock at the discretion of our board of directors and depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by our board of directors. Our current policy is to pay dividends on a quarterly basis.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of November 1, 2003 on an actual basis and as adjusted to reflect our issuance of 1,917,164 shares of our common stock in this offering and the anticipated application of our estimated net proceeds of $43.7 million as described under "Use of Proceeds," assuming no exercise of the underwriters' option to purchase additional shares of common stock from us.

                                                               AS OF NOVEMBER 1, 2003
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(A)
                                                               ------    --------------
                                                                   (IN THOUSANDS)
DEBT:
7.0% Senior Unsecured Notes.................................  $ 40,714      $ 40,714
7.62% Guaranteed Senior Unsecured Notes.....................    12,857        12,857
7.21% Senior Unsecured Notes................................    14,286        14,286
Bank credit facilities......................................   152,203       125,000
Other.......................................................     9,120         9,120
                                                              --------      --------
     Total debt.............................................  $229,180      $201,977
                                                              --------      --------
COMPANY-OBLIGATED, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED SECURITIES OF SPARTECH CAPITAL TRUSTS HOLDING
  SOLELY CONVERTIBLE SUBORDINATED DEBENTURES................  $150,000      $150,000
                                                              --------      --------
SHAREHOLDERS' EQUITY(A):
Common stock; $.75 par value, 45,000,000 shares authorized;
  30,460,682 shares issued before the offering, 32,377,846
  shares issued after the offering(a)(b)....................  $ 22,846      $ 24,283
Contributed capital.........................................   139,243       181,499
Retained earnings...........................................   191,912       191,912
Treasury stock, at cost, 1,108,381 shares...................   (27,142)      (27,142)
Accumulated other comprehensive loss........................    (4,501)       (4,501)
                                                              --------      --------
     Total shareholders' equity.............................  $322,358      $366,051
                                                              --------      --------
Total Capitalization........................................  $701,538      $718,028
                                                              ========      ========

---------------
(a) Does not include up to 1,095,000 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares.

(b) Does not include up to 2,521,854 shares of common stock issuable upon exercise of outstanding stock options or up to 4,577,837 shares of common stock issuable upon conversion of convertible subordinated debentures.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and dates indicated, selected financial data derived from our consolidated financial statements as of and for the five-year period ended November 1, 2003. Our consolidated financial statements as of and for the years ended November 1, 2003 and November 2, 2002 were audited by Ernst & Young LLP. Our consolidated financial statements as of and for the years ended November 3, 2001, October 28, 2000 and October 30, 1999 were audited by Arthur Andersen LLP. For further information about our consolidated financial statements audited by Arthur Andersen LLP, please refer to the "Risk Factors" sections in this prospectus supplement and the accompanying prospectus and to Item 9 of our Annual Report on Form 10-K for the fiscal year ended November 1, 2003 incorporated by reference in the accompanying prospectus.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

                                                          FISCAL YEAR
                                     ------------------------------------------------------
                                       2003       2002     2001(A)(B)     2000       1999
                                     --------   --------   ----------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Net Sales(c).......................  $956,160   $898,308    $937,059    $987,532   $790,427
Cost of Sales......................   822,147    763,145     785,010     815,863    653,465
Selling, General and
  Administrative...................    53,540     53,624      55,996      55,317     45,067
Write-down of Long-Lived Assets....        --         --       5,550          --         --
Amortization of Intangibles(d).....     2,187        660       8,129       6,591      4,188
                                     --------   --------    --------    --------   --------
Operating Earnings.................    78,286     80,879      82,374     109,761     87,707
Interest and Preferred
  Distributions....................    24,965     26,816      34,821      29,131     16,198
                                     --------   --------    --------    --------   --------
Earnings Before Income Taxes.......    53,321     54,063      47,553      80,630     71,509
Income Taxes.......................    19,218     19,793      17,650      30,723     28,438
                                     --------   --------    --------    --------   --------
Net Earnings.......................  $ 34,103   $ 34,270    $ 29,903    $ 49,907   $ 43,071
                                     ========   ========    ========    ========   ========
Net Earnings Per Common Share:
  Basic............................  $   1.17   $   1.23    $   1.12    $   1.83   $   1.59
                                     ========   ========    ========    ========   ========
  Diluted..........................  $   1.15   $   1.21    $   1.11    $   1.72   $   1.48
                                     ========   ========    ========    ========   ========
Weighted Average Number of Common
  Shares:
  Basic............................    29,268     27,895      26,697      27,322     27,038
                                     ========   ========    ========    ========   ========
  Diluted..........................    29,567     28,379      28,696      31,874     29,982
                                     ========   ========    ========    ========   ========
Dividends Per Share................  $    .40   $    .38    $    .38    $    .34   $    .28
                                     ========   ========    ========    ========   ========

                                      NOV. 1,    NOV. 2,    NOV. 3,    OCT. 28,   OCT. 30,
                                        2003       2002       2001       2000       1999
                                      -------    -------    -------    --------   --------
BALANCE SHEET DATA:
Working Capital.....................  $ 98,293   $ 99,722   $111,146   $111,041   $ 77,698
Goodwill(d).........................   334,392    318,841    292,576    305,153    168,497
Total Assets........................   915,949    865,254    815,103    888,969    625,401
Total Debt..........................   229,180    238,332    288,714    352,845    230,309
Company-Obligated, Mandatorily
  Redeemable Convertible Preferred
  Securities of Spartech Capital
  Trusts Holding Solely Convertible
  Subordinated Debentures...........   150,000    150,000    150,000    150,000     50,000
Total Shareholders' Equity..........   322,358    290,698    216,546    211,022    190,042

---------------
(a) Our fiscal year ends on the Saturday closest to October 31. Fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented.

(b) Our fiscal 2001 results include the operations of the custom molded products businesses only through July 19, 2001, the date they were divested. These businesses produced the following results in the periods indicated: net sales of $24.2 million and operating earnings of $1.5 million for the partial period in fiscal 2001; and net sales of $36.5 million and operating earnings of $2.2 million in fiscal 2000.

(c) Freight costs have been reclassified to comply with Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs."

(d) We adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead be tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill. Amortization of intangibles in fiscal 2003 and fiscal 2002 relates to non-compete agreements, customer contracts, and product formulations acquired in recent purchase transactions.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion together with our consolidated financial statements and other financial information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus.

BUSINESS OVERVIEW

     Spartech is an intermediate processor of thermoplastics. We convert base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, specialty film laminates, cell cast acrylic sheet, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 47 production facilities that are organized into three business segments: Custom Sheet & Rollstock (66% of total 2003 sales), Color & Specialty Compounds (27% of total 2003 sales), and Molded & Profile Products (7% of total 2003 sales). The results discussed below include our June 2002 acquisition of GWB Plastics Holding Company, parent of UVTEC and PolyTech South, and our March and September 2003 acquisitions of Polymer Extruded Products, Inc., or PEP, and the sheet extrusion business of TriEnda, a division of Wilbert, Inc., from the respective dates of acquisition. The results also reflect the divestiture of two Canadian molded products businesses in July 2001.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS 2003 AND 2002

     Net sales were $956.2 million for the year ended November 1, 2003, representing a 6% increase from $898.3 million for 2002. Acquisitions accounted for approximately 3% of the increase while internal volume in pounds grew by 1% and price/mix accounted for the balance of the increase over 2002, resulting in a 2c increase in the average sales price per pound.

     Compared to 2002, sales in 2003 were strong to customers serving the transportation market, roofing applications, and lawn & garden market as well as a solid performance in pool & spa applications. All other major markets we served were relatively flat compared to 2002. Net sales of our Custom Sheet & Rollstock segment increased 5% to $628.5 million in 2003, from $600.5 million in 2002. Our March 2003 acquisition of PEP accounted for 2% of the increase, while internal growth added 3% consisting of a 2% increase in volume along with a 1% price/mix increase. The Custom Sheet & Rollstock segment accounted for most of the increase in sales to the transportation market. This segment also benefited from the opening of our new facility in Mexico which began shipping production volumes in April 2003. All three sheet extrusion lines are in operation, and the plant is positioned to serve the appliance and distribution markets in Mexico. Net sales for our Color & Specialty Compounds segment increased 12% to $263.0 million in 2003 from $235.7 million in 2002. Sales from the full year effect of the GWB acquisition, primarily servicing the roofing market, contributed nearly 9% of the increase. The remaining growth was due to price/mix changes, as internal volume shipped was flat for the year. Sales for our Molded & Profile Products segment increased 4% to $64.6 million in 2003 from $62.1 million in 2002, led by a strong performance from our Custom Engineered Wheels group for lawn & garden applications.

     Cost of sales increased to $822.1 million in 2003 from $763.1 million in 2002, and increased as a percentage of net sales to 86.0% in 2003 from 85.0% in 2002. The increased cost of sales percentage was due mainly to price increases on most of our raw materials, primarily in the second quarter of 2003. These increases began to stabilize by the third quarter and throughout the fourth quarter. We expect raw materials prices to remain relatively stable through at least the first quarter of fiscal 2004.

     Amortization of intangible assets increased to $2.2 million in 2003 from $0.7 million in 2002 due to intangible assets acquired from GWB and PEP. Selling, general, and administrative expenses were $53.5 million in 2003, compared to $53.6 million in 2002. A decrease in bad debt expense incurred for the year was partially offset by costs added from recent acquisitions. As a percentage of net sales, selling, general, and administrative expenses declined to 5.6% in 2003 from 6.0% in 2002.

     Operating earnings were $78.3 million, or 8.2% of net sales, in 2003 compared to $80.9 million, or 9.0% of net sales, in 2002. The decrease in operating earnings was attributable mainly to our Color & Specialty Compounds segment which was hardest hit by the sharp increases in resin cost during the first half of 2003. The operating margin percentage in this segment dropped to 8.0% in 2003 from 10.9% in 2002. Operating margins began to rebound in this segment during the fourth quarter of 2003 as resin prices stabilized and contracted price increases were more fully in effect. Operating margins in our Custom Sheet & Rollstock segment reduced slightly from 2002, but remained in the double digits.

     Interest expense and distributions on preferred securities of $25.0 million in 2003 decreased by 7% from $26.8 million in 2002. The reduction in interest expense resulting from debt repayments of $37.1 million during 2003 was partially offset by the $27.6 million spent for acquisitions during the year. Approximately 93% of our debt and convertible preferred financings are at a fixed rate, resulting in interest expense being less affected by the reduction in interest rates during the year.

     Our effective tax rate was 36.0% in 2003, compared to 36.6% in 2002, reflecting an improvement in our combined state tax rate and favorable adjustments related to a final settlement with the Internal Revenue Service on refunds, as well as ongoing benefits from research and development credits. We expect the effective tax rate to return to the 37% level without the favorable adjustments from tax credits.

     Net earnings of $34.1 million in 2003 decreased slightly from the $34.3 million in 2002. Diluted earnings per share declined to $1.15 in 2003 from $1.21 in 2002, due mainly to an increase in average shares outstanding from our May 2002 common stock offering which were outstanding for the full year in 2003.

COMPARISON OF FISCAL YEARS 2002 AND 2001

     Our fiscal year ends on the Saturday closest to October 31. Fiscal 2001 included 53 weeks compared to 52 weeks in 2003 and 2002. This resulted in approximately 2% additional operating activity in 2001 compared to the other years, so the operating results presented below include data on a percentage of net sales basis for more meaningful comparisons.

     Net sales were $898.3 million in 2002, representing a 4% decrease from $937.1 million in 2001. An increase in overall internal volume of approximately 2% was more than offset by the effect of the 2% shorter period in 2002 and lower raw material prices passed through to our customers. Net sales in our Custom Sheet & Rollstock segment decreased 3% to $600.5 million in 2002 from $621.9 million in 2001. Volume was slightly higher for the comparable 52-week year, but resin price decreases reduced sales in dollars for most of 2002. Net sales for our Color & Specialty Compounds segment increased 3% to $235.7 million in 2002 from $227.8 million in 2001. Sales added from our June 2002 acquisition of GWB and increased internal volume were partially offset by a lower price/mix of products sold and the shorter 2002 fiscal year. Net sales for our Molded & Profile Products segment decreased to $62.1 million in 2002 from $87.4 million, or 29%, mostly due to the sale of our Canadian molded products businesses in the third quarter of 2001. Overall, year-over-year volume comparisons improved steadily during each quarter of 2002.

     Operating costs and expenses in 2002 decreased to $817.4 million from $854.7 million in 2001, but remained relatively flat as a percentage of net sales, 91.0% in 2002 compared to 91.2% in 2001. Lower sales prices due to raw material price decreases and an unfavorable mix of products sold, as well as low first quarter demand, resulted in our operating cost percentage remaining flat despite the elimination of goodwill amortization and the non-recurring charge in 2001.

     In the third quarter of 2001, we recorded $9.1 million, or 1.0% of net sales, in non-recurring pre-tax expenses for costs incurred on operations slated for closedown. These expenses consisted of $5.6 million related to the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales.

     Amortization of intangible assets decreased to $0.7 million in 2002 from $8.1 million in 2001. We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective at the beginning of 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but tested for impairment at least annually. Upon our adoption of Statement No. 142, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $8.1 million in 2001. The 2002 amortization resulted from intangible assets acquired in connection with the GWB acquisition.

     Selling, general, and administrative expenses of $53.6 million in 2002 decreased from $56.0 million in 2001, but remained a flat 6.0% of net sales for both years. These expenses decreased below 6.0% of net sales during the latter half of 2002, as our cost reduction programs began to generate results. The remainder of these costs are largely fixed and further improved as a percentage of net sales as volumes increased during the second half of 2002.

     Operating earnings were $80.9 million, or 9.0% of net sales, in 2002 compared to $82.4 million, or 8.8% of net sales, in 2001. Fiscal 2001 included $9.1 million in non-recurring expenses and $8.1 million of goodwill amortization that were not incurred in 2002. Operating earnings in 2002 decreased 19% after adding back these items to our 2001 results. Operating earnings in 2002 were impacted by low demand within our Spartech Polycast and Spartech Profiles groups, which together accounted for nearly half of the decrease. Spartech Profiles realigned its capacity during 2002 and is pursuing sales in product offerings that we believe better capitalize on its production capabilities. Our Custom Engineered Wheels group incurred some start-up costs and inefficiencies at two facilities in 2002. Resin prices began to rise during the last half of 2002, which increased the competitive situations and hindered our ability to pass along these cost increases in full.

     Interest expense and distributions on preferred securities of $26.8 million in 2002 decreased from $34.8 million in 2001 as a result of $113.9 million of debt repayments during those two fiscal years and lower overall interest rates. Our effective tax rate was 36.6% in 2002, compared to 37.1% in 2001, reflecting an improvement in our combined state tax rate and ongoing benefits from research and development credits.

     Net earnings of $34.3 million, or $1.21 per diluted share, in 2002 increased from $29.9 million, or $1.11 per diluted share, in 2001 as a result of the operating factors noted above. Fiscal 2001 included goodwill amortization and the non-recurring charge which impacted diluted earnings per share by $.21 and $.22, respectively.

OTHER MATTERS

     We are subject to various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways or groundwater, or otherwise disposed of on and off our properties. In September 2003, the New Jersey Department of Environmental Protection issued a directive to approximately 70 companies including Spartech and a subsidiary, and the United States Environmental Protection Agency initiated an investigation related to approximately 40 companies including a Spartech subsidiary, regarding the Lower Passaic River. We expect that an environmental study will be conducted to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from our $375,000 accrual as of November 1, 2003. In the event of one or more adverse determinations related to this issue, the impact on our results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passaic River issue and other potential issues, will not have a material effect on our capital expenditures, financial position, or competitive position. For further information, see "Business -- Government Regulation and Environmental Matters."

     The plastic resins we use in our production processes are crude oil or natural gas derivatives, which are available from a number of domestic and foreign suppliers. Our raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry. However, trends in pricing, periods of anticipated or actual shortages, and changes in supplier capacities can have more significant impact on the cost of our raw materials over the short term. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during 2003. These pressures resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. These pricing changes were more difficult for us to manage and negatively affected our operating margins in 2003. Resin pricing pressures started to ease by the end of our second quarter of 2003 and continued to stabilize through the end of 2003, however, the volatility and direction of future pricing changes is uncertain.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

     Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

     Cash flows from operations of $66.7 million in 2003 were lower than the $87.1 million generated in 2002, as changes in working capital used $14.3 million of cash flow in 2003 while changes in working capital provided $12.5 million of cash flow in 2002. The use of working capital in 2003 was reflective of the growth in business and the sharp increase in resin prices compared to 2002. Working capital in 2002 benefited from lower resin prices and improvements in nearly every major category.

     Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $16.2 million in 2001, $28.2 million in 2002, and $22.0 million in 2003. The lower capital expenditures in 2001 reflected the impact of plant closings which allowed for more effective usage of existing equipment and lower maintenance expenditures, while the higher expenditures in 2002 reflected the expansions in Tupelo, Mississippi and Ramos Arizpe, Mexico. We expect total capital expenditures in 2004 to be approximately the same as 2003.

     In 2001, we divested our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identified several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., wheels plant expansion and joint venture, the acquisition from ProForm of $7.5 million in bath & shower surround business for $2.5 million, and the ground breaking on our Mexico facility in the first quarter of
2002). In 2002, we completed the acquisition of GWB for $47.5 million and outsourcing acquisitions of certain business from MTD Products, Acros Whirlpool, and MAAX requiring $3.0 million in investments. In 2003, we completed the acquisition of PEP for $23.6 million and the sheet extrusion business of Wilbert, Inc.'s TriEnda division for $4.0 million.

     Cash flows used for financing activities were $79.8 million in 2001. The primary activities were bank debt repayments of $22.3 million from divestitures and $41.2 million from operations, purchases of treasury stock for $8.7 million, and proceeds of $2.6 million from exercises of stock options. Cash flows used for financing activities were $11.6 million in 2002. The primary activities were proceeds of $50.7 million received from our May 30, 2002 stock offering, which were used primarily to fund the GWB acquisition, bank borrowings of $4.7 million for acquisitions, bank debt repayments of $55.1 million, purchases of treasury stock for $6.7 million, common stock dividends of $10.7 million, and proceeds of $5.5 million from exercises of stock options. Cash flows used for financing activities were $21.3 million in 2003. The primary activities were bank borrowings of $27.6 million for acquisitions, bank debt repayments of $37.1 million, purchases of treasury stock for $3.5 million, common stock dividends of $11.7 million, and proceeds of $3.3 million from exercises of stock options. The debt repayments from operations were lower in 2003 than 2002, mainly due to a decrease of $20.4 million in cash flow from operations. We paid quarterly common stock dividends at an annualized rate of 40c per share in calendar 2003, and our board of directors has approved a dividend of 11c per share payable in the first quarter of 2004, which represents an annualized rate of 44c for calendar 2004.

FINANCING ARRANGEMENTS

     On February 25, 2000, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At November 1, 2003, our total borrowings under our bank credit facility were $152.2 million at a weighted average interest rate of 6.2%, and we had $91.5 million in remaining availability.

     The following table summarizes our contractual cash obligations under financing arrangements and lease commitments as of November 1, 2003 (dollars in thousands):

                                                                     MORE THAN
                                                                    3 YEARS BUT
                             TOTAL AMOUNT   LESS THAN                LESS THAN    5 YEARS
    TYPE OF COMMITMENT        COMMITTED      1 YEAR     1-3 YEARS     5 YEARS     OR MORE
    ------------------       ------------   ---------   ---------   -----------   -------
Bank Credit Facilities.....    $152,203      $    --    $152,203      $    --     $     --
Unsecured Notes............      67,857       32,857      28,572        6,428           --
Other Debt Obligations.....       9,120          134         281          247        8,458
Convertible Debentures.....     150,000           --          --           --      150,000
Operating Lease
  Commitments..............      27,997        7,171       9,608        5,800        5,418
Standby Letters of
  Credit...................      13,884           --          --           --           --
                               --------      -------    --------      -------     --------
Total Contractual Cash
  Obligations..............    $421,061      $40,162    $190,664      $12,475     $163,876
                               ========      =======    ========      =======     ========

     In November 2000, we entered into an interest rate swap for $125 million of LIBOR loans outstanding under our bank credit facility. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

     On May 30, 2002, we completed a public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares owned by two selling stockholders and 2,424,375 newly issued shares. The stock was sold to the public at $22.00 per share. We used the net proceeds of $50.7 million we received from the sale of the primary shares principally to finance our acquisition of GWB.

     In October 2003, we registered 6,000,000 shares of our common stock in a shelf registration statement for issuance in one or more primary offerings, including the offering described in this prospectus supplement.

     Our current credit facilities contain certain affirmative and negative covenants, including restrictions on incurring additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. As of November 1, 2003 this debt ratio covenant would have allowed additional borrowings of $94.0 million. In addition, the combined amount of dividends paid on our common stock plus repurchases of our common stock for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. As of November 1, 2003 we had approximately $46.7 million of unrestricted retained earnings available for these payments. We expect to pay future dividends from future earnings. Although we were in compliance with our debt covenants in 2003 and currently expect to be in compliance during 2004, our failure to comply with any of these covenants or the other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.

     We anticipate that cash flows from our operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures through at least 2004.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the significant accounting policies, estimates and judgments which are the most critical in fully understanding and evaluating our reported financial results are:

     - REVENUE RECOGNITION -- We recognize revenue from sales as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed upon with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same or better return rates than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

     - ACCOUNTS RECEIVABLE -- We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

     - INVENTORIES -- We value inventories at the lower of actual cost to purchase or manufacture the inventory or the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

     - ACQUISITION ACCOUNTING -- We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of a purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

     - VALUATION OF LONG-LIVED ASSETS -- We review the carrying value of our long-lived assets whenever events and changes in business indicate the carrying value of the assets may not be recoverable. We recognize impairment losses if expected future cash flows of the related assets (based on our current projections of anticipated future cash flows) are less than carrying value or where assets that are held for sale are deemed to be valued in excess of the expected amount to be realized upon sale. While we believe our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

     - CONTINGENCIES -- We are involved in litigation in the ordinary course of business, including environmental matters. Our policy is to record expense for contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Estimating probable losses requires assessment of multiple outcomes that often depends on management's judgments regarding, but not limited to, potential actions by third parties such as regulators. The final resolution of these contingencies could result in expenses different than current accruals and therefore have a material impact on our consolidated financial results in a future reporting period.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 2003, the Emerging Issues Task Force reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This issue requires that cash consideration received by a customer from a vendor be recorded as a reduction of cost of sales within a company's results of operations, excluding payments received when a customer sells products and services to the vendor as well as reimbursement of costs incurred by the customer in selling the vendor's product. This issue also requires rebates or refunds provided to a customer as the result of achieving certain purchase levels or other defined measures to be recorded as a reduction of cost of sales. If the rebate or refund is probable and reasonably estimable, it can be allocated over the time period in which it is earned. The adoption of this consensus did not have a material effect on our financial position or results of operations.

     In May 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6 "Elements of Financial Statements," as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. SFAS No. 150 is effective for financial instruments for interim periods beginning after June 15, 2003. The adoption of this statement did not have a material effect on our financial position or results from operations because our Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities are contingently redeemable, not redeemable at a determinable date or upon an event certain to occur.

     In December 2003, the FASB reissued Revised Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise should consolidate a variable interest entity and applies in the first fiscal year or interim period ending after December 15, 2003, to entities in which an enterprise holds a variable interest. We are in the process of assessing the impact of this interpretation on our ability to consolidate the trusts holding our Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities. If we are no longer allowed to consolidate the trusts, we will be required to reclassify the preferred securities to long-term debt. The adoption of this interpretation, including no longer consolidating the trusts, will not have a material effect on our results of operations.

                                    BUSINESS

     Spartech Corporation, together with its subsidiaries, is an intermediary processor of thermoplastics. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet & rollstock, specialty film laminates, acrylic products, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded and profile extruded products. Our products are sold to approximately 7,000 original equipment manufacturers and other customers in a wide range of end markets. We operate 46 production facilities in North America and one in Europe, and are organized into three reportable segments, based on the products we manufacture: Custom Sheet & Rollstock, Color & Specialty Compounds, and Molded & Profile Products.

     - CUSTOM SHEET & ROLLSTOCK sells its products to various manufacturers who use plastic components in their industrial products. Our custom sheet and rollstock is utilized in several end markets including food/medical packaging, signs, spas, bathtubs & shower surrounds, burial vault liners, automotive & recreational vehicle components, aircrafts, boats, security windows, and refrigerators. We are North America's largest extruder of custom rigid plastic sheet and rollstock, operating 26 facilities in the United States, Canada, and Mexico under the names Spartech Plastics, Spartech Polycast and Spartech PEP.

     - COLOR & SPECIALTY COMPOUNDS sells custom designed plastic alloys, compounds, color concentrates and calendered film for utilization by a large group of manufacturing customers servicing the food/medical packaging, automotive equipment, consumer electronics & appliances, roofing, wallcoverings, and other end markets. We produce and distribute these products from 14 facilities under the names Spartech Polycom, Spartech Color and Spartech Vy-Cal in the United States, Canada, Mexico and France.

     - MOLDED & PROFILE PRODUCTS manufactures a number of proprietary items including: thermoplastic tires and wheels for the medical, lawn & garden, refuse container, and toy markets and window frames and fencing for the building & construction market as well as other custom profile extruded and acrylic products for a variety of industries. We manufacture these molded and profile products from seven facilities in the United States and Canada under the names Spartech Industries, Spartech Profiles, Spartech Townsend and Spartech Marine.

     Spartech was incorporated in the State of Delaware in 1968, succeeding a business which had commenced operations in 1960. Our principal executive office is located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105-1705. Our telephone number is (314) 721-4242. Our web site address is www.spartech.com. Information contained on our web site is not a part of this prospectus supplement.

INDUSTRY OVERVIEW

     The intermediary processor segment of the plastics industry is fragmented, with over 2,000 plastics processing companies many of which compete with us in one or more of the following areas in which we operate:

       -    Sheet Extrusion             --   Plastic sheet is produced by forcing melted plastic
                                             through a wide, flat die between polished or textured
                                             metal rollers and onto a flat cooling bed for cutting
                                             to the desired width and length.
       -    Rollstock Extrusion         --   Similar to sheet extrusion, except that the plastic is
                                             wound onto rolls rather than cut into flat pieces of a
                                             specific length.
       -    Calendering                 --   Plastic film is produced by drawing molten polymer
                                             between two counter-rotating rollers under pressure.

       -    Cell Cast Acrylics          --   Acrylic sheet is produced by pouring a reactive mixture
                                             of liquid monomers, additives and catalysts between two
                                             polished glass sheets held together at a desired
                                             thickness, and allowing the mixture to polymerize with
                                             time, heat, and pressure in an oven or water bath until
                                             solid.
       -    Specialty Compounding       --   Basic plastic resins are melted and mixed with
                                             additives, fillers, or other plastics in order to
                                             impart specific properties such as gloss, strength or
                                             moldability to the resulting mixture, which is
                                             typically sold and shipped in pellet form.
       -    Color Concentrates          --   Basic plastic resins are melted and mixed with pigments
                                             in order to produce colored pellets, which plastics
                                             compounders or fabricators blend with natural color
                                             plastics to make products of desired colors.
       -    Profile Extrusion           --   Products having a desired two-dimensional
                                             cross-section, such as plastic fence rails or window
                                             frames, are produced by forcing melted plastic through
                                             a die of various shapes, cooling it in air or in a
                                             water bath, and cutting it to the desired length.
       -    Cast Acrylic Rods & Tubes   --   Rods are produced from reactive mixtures similar to
                                             those used for cell cast acrylics by curing the mixture
                                             in a vertical, tubular mold and then grinding and
                                             polishing the rod to the desired length and diameter.
                                             Tubes are produced by curing a similar mixture against
                                             the inside of a drum-shaped mold of the desired length
                                             and diameter while it revolves on a horizontal axis.
       -    Injection Molding           --   Three-dimensional products such as wheels are formed by
                                             forcing melted plastic into a mold cavity under
                                             pressure so that when cooled the plastic reflects the
                                             shape of the cavity.

     There are various other processes used within the plastics processing industry which we do not utilize, such as continuous casting of acrylics, blown film extrusion, pipe and tube extrusion, thermoforming, blow molding and rotational molding.

     Each of these processing methods has unique competitive and economic characteristics and involves different production capabilities, operating costs and equipment and requires a different level of capital expenditure and operating expertise.

     A large percentage of the plastics processors in the United States are small to mid-size regional operations that generate less than $50 million in annual sales, and the industry is continuing to undergo consolidation. Current trends contributing to this consolidation include:

     - Greater focus on management transition issues by plastics entrepreneurs;

     - The potential to achieve economies of scale and obtain revenue and fixed cost synergies;

     - Increased capital and technical capabilities necessary to increase production efficiencies and expand capacity; and

     - Customers seeking to deal with fewer suppliers.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - Market Position. According to the Plastics News Market Data Book, December 29, 2003, we are the largest producer of custom sheet and rollstock in North America, and we are one of the leading producers of color and specialty compounds in North America.

     - New Product Development. Our diversity of product capabilities and experienced operating personnel have provided a consistent means for identifying and developing new product applications through both the use of our proprietary Alloy Plastics and the acceleration of Product Transformation ideas described under "-- Our Operating Philosophy."

     - Benefits from Acquisitions. We have completed 11 significant acquisitions over the past five years. Our successful integration of these acquisitions into our business has enabled us to achieve synergies and operating leverage through:

         -- Greater geographic presence to service customers and respond to certain concentrated markets;

         -- Centralized purchasing of raw materials and other cost synergies;

         -- Improved resource utilization through manufacturing optimization;
            and

         -- Greater absorption of fixed costs over an increased revenue base.

       These factors enable us to broaden our product capabilities and enhance customer service while maintaining our cost competitiveness.

     - Commitment to Customer Service. We seek to differentiate ourselves from our competitors by emphasizing our wide range of product offerings, consistent product quality, outstanding customer service and innovative technical solutions for our customers.

     - Diversified Customer Base. We sell our products to approximately 7,000 customers in a broad range of end markets, with no single customer accounting for more than 4% of our 2003 sales. Our top 20 customers represented 25% of our 2003 sales. Based on our classification of end markets, packaging is our largest single market, accounting for approximately 23% of our 2003 sales. The packaging market generally experiences faster growth and less cyclicality than the other major markets served by plastics processors.

     - Geographic Presence. Our 47 plants are strategically located in 38 cities throughout North America and one city in France. The close proximity of our plants to our customers saves shipping costs, reduces delivery times and increases our presence in a variety of markets.

     - Decentralized Management Structure. Our day-to-day operating decisions are made at each of our operating locations. This promotes operating efficiency, timely decision making and effective integration of the businesses we acquire.

     Due to the size and breadth of our operations, we believe we are well positioned to increase our business through new product developments, the continuing substitution of thermoplastics for wood, metal and fiberglass applications, and selective acquisitions. We call our new products Alloy Plastics and the substitution process Product Transformations, and we provide additional information regarding these items in "-- Our Operating Philosophy."

     Significant acquisitions we have made over the last five years are summarized as follows:

DATE ACQUIRED      BUSINESS ACQUIRED                    PRODUCTS/SEGMENTS
-------------      -----------------                    -----------------
January 1999       Lustro Plastics Company L.L.C.       Extruded Sheet & Rollstock
May 1999           Alltrista Plastic Packaging Company  Extruded Sheet & Rollstock
                     Division of Alltrista Corporation
October 1999       Accura Molding Company Ltd.          Injection Molded Products
October 1999       OS Plastics, Division of Innocan     Extruded Sheet & Rollstock
                     Capital Inc.
October 1999       Geoplast PVC Division of RAE         Profile Products
                     Capital Corp.
December 1999      Allied Resinous Products, Inc.       Extruded Sheet & Rollstock
February 2000      Uniroyal Technology Corporation's    Extruded Sheet & Rollstock and Cell
                     High Performance Plastics            Cast Acrylic
October 2000       Alshin Tire Corporation              Injection Molded Products
June 2002          GWB Plastics Holding Co.             Color & Specialty Compounds
March 2003         Polymer Extruded Products            Film & Extruded Sheet
September 2003     TriEnda Division of Wilbert, Inc.    Extruded Sheet & Rollstock

     In January 2004 we acquired the sheet extrusion assets of Quality Plastic Sheet, LLC for a price of $2.0 million and entered into a long-term supply contract with QPS' largest customer, representing approximately 6 million pounds of business annually.

     As a result of our acquisitions, we have been able to enhance our market position, aggressively develop new and diverse products, achieve synergies and operating leverage, expand our geographic presence into 47 plants in 39 cities, and diversify our customer base, all of which help us to serve our customers better by having the ability to offer them broader product capabilities while being more cost-competitive.

OUR OPERATING PHILOSOPHY

     We developed our current strategic vision in the early 1990's as we began to capitalize on our core manufacturing competencies and take advantage of the growth opportunities in the consolidating plastics industry. Today, our "Focused Growth" and "Continuous Improvement" strategies further support our commitment to generate value for our customers, stockholders and employees.

FOCUSED GROWTH STRATEGY

     We call the initiatives under our focused growth strategy the Four Cornerstones for Growth, which focuses on balanced revenue growth both through internal means -- new product developments, product transformation initiatives and business partnerships -- and through strategic acquisitions and other new investments. The four elements of this growth strategy are:

     - BUSINESS PARTNERSHIPS. We are committed to building business partnerships that provide long-term growth opportunities and enhance customer relationships. We regularly partner with customers and resin suppliers to develop improvements in order to offer custom engineered products, which has significantly contributed to strengthening our position in the intermediary processor segment of the plastics industry. These partnerships offer direct and indirect benefits to us and our customers by broadening product lines, lowering the cost of technological efforts, and expanding our opportunities in new markets. In an effort to exceed customer expectations, we have designed several continuous improvement initiatives such as the "Total Transaction Quality," "Growth Through Training" and "Total Customer Satisfaction" programs. These programs involve customer contact and survey processes, ISO9000 and QS9000 quality system certifications, customer training offerings and quality management reviews.

     - STRATEGIC EXPANSIONS. As a result of our size and breadth of operations, we believe that we are well positioned for continued expansion through selective acquisitions in the consolidating intermediary processor segment of the plastics industry. In evaluating acquisition opportunities, we target acquisition candidates that add complementary product lines (with emphasis on companies producing specialty or value-added thermoplastic products) or serve new markets; increase geographic presence or market penetration; and provide operational synergies in purchasing, production and customer service. In addition, trends and developments in the industry have promoted the opportunity for outsourcing transactions whereby customers or other third parties look to sell their non-core operations/equipment to intermediary processors such as us to supply their plastics products. We have also expanded or constructed new facilities to increase our capacity for new market growth.

     - PRODUCT TRANSFORMATIONS. Product Transformations are applications that result from the ongoing transition of products previously manufactured from traditional materials (such as wood, metal or fiberglass) into higher performing and less expensive recyclable thermoplastics. Product Transformations are a key element of our internal growth. Since 1995, we have participated in over 300 Product Transformations. In 2003 alone, we completed 72 new Product Transformations. A key element of our internal growth is the ongoing transition of products previously made from wood, metal or fiberglass to higher performing and less expensive recyclable thermoplastics. We are the market leader in custom sheet and rollstock, where the transformation process has been accelerating. Sizable metal, glass and fiberglass specialty components are being replaced by thermoplastics in the sign & advertising and transportation markets. We utilize the experience of our sales and production personnel, partnerships with suppliers, and relationships with customers to identify and develop new applications for our products. Product Transformations have been a key contributor to our internal growth rates. Penetration of plastics into the appliance & electronics, automotive, building & construction, recreation & leisure, and packaging markets continues to expand the opportunities for Product Transformations.

     - ALLOY PLASTICS. We aggressively develop new proprietary products, which we call Alloy Plastics, that combine advanced-engineered thermoplastic compounds and additives with new manufacturing techniques implemented by experienced operating personnel. Alloy Plastics represent advancements in formulation and production technologies, such as the ability to extrude new products that combine the virtues of several polymers into a single sheet or to create new specialty compounds by adding fillers such as talc, calcium carbonate and glass fibers to base resins. All of our Alloy Plastics represent new proprietary products which offer end-product manufacturers a variety of solutions for the design of high performance and environmentally-friendly products with cost efficient benefits.

CONTINUOUS IMPROVEMENT STRATEGY

     Our Continuous Improvement Strategy, under our Pyramids of Performance initiatives, focuses on continuous improvement in production efficiency, communication and accountability. The three components of this strategy are:

     - PYRAMID OF PRODUCTIVITY/LEAN. Combines Supply Chain Management, Lean Manufacturing and Results-Driven Communication efforts to enhance earnings through continuous improvements at each of our 47 operations. Over 120 cross-functional teams throughout all our facilities work on generating productivity improvements, eliminating waste and identifying process efficiencies. Annually, we recognize our five best "Champion Teams" at our Annual Awards Meeting.

     - PYRAMID OF COMMUNICATION. Focuses on the effective use of information technology to drive business growth, improve customer satisfaction and enhance stockholder relations. Our new Growth Focused Communication program was implemented in 2000 to install the policy and procedure changes needed to continually improve in the areas of customer, sales, marketing and manufacturing information integration, electronic commerce and product development technology, enterprise-wide communication systems, and internet-enabled applications.

     - PYRAMID OF ACCOUNTABILITY. Stresses trust, performance, and responsibility in order for us to be able to count on people to keep performance commitments and communication agreements. The goal is to strengthen the Accountability Culture through clear intentions, interlocking ownership, effective execution, elimination of dysfunctional habits, responsive recovery, and measuring results. It is designed for everyone to achieve a level of awareness that the business as a whole is more important than any single function or level in the company.

     In addition to these Focused Growth and Continuous Improvement Strategies, we recently implemented our Pillars of Leadership effort and our Creating Positive Change initiative. Under our Pillars of Leadership effort, we are training employees to be creative, decisive and motivational. The Creating Positive Change initiative relied upon these skills in implementing several phases to improve certain aspects of our business and streamline our operations. These phases included the closing of eleven operating facilities, the sale of three molded & profile operating plants, and selling, general and administrative cost reduction measures. We believe that our continuing Pillars of Leadership effort and our Pyramid of Productivity teams will drive additional improvements and positive changes in our operations and production process.

OPERATING SEGMENTS

     We operate our 47 production facilities in North America and Europe in three segments: Custom Sheet & Rollstock, Color & Specialty Compounds, and Molded & Profile Products.

     CUSTOM SHEET & ROLLSTOCK -- Net sales and operating earnings of the Custom Sheet & Rollstock segment for fiscal years 2003, 2002 and 2001 were as follows:

                                                      FISCAL YEAR
                                                ------------------------
                                                 2003     2002     2001
                                                 ----     ----     ----
                                                     (IN MILLIONS)
Net Sales.....................................  $628.5   $600.5   $621.9
Operating Earnings............................  $ 63.1   $ 62.3   $ 66.6

     - PRODUCTS. This segment, operating under the names Spartech Plastics, Spartech Polycast and Spartech PEP, processes a variety of materials into single/multilayer sheets or rollstock, cell cast acrylic and specialty film laminates or acetates on a custom basis for end product manufacturers. The segment's products are utilized in several end markets including packaging, aerospace, transportation, building & construction, recreation and sign/advertising. Most of the segment's customers form, cut, stretch or trim their plastic sheet for these various end uses.

     - NEW PRODUCT DEVELOPMENT. This segment is actively involved in the development of Alloy Plastics. These products include engineered sheets and rollstock using multiple layers of materials, often of different plastics and often using proprietary mixtures of plastic compounds. They offer end-product manufacturers a variety of solutions to design high performance (such as light weight, weatherable, formable/shapeable, high gloss/non-painted and durable) and environmentally-friendly products with cost effective benefits. We currently offer 44 such Alloy Plastics, nine of which we introduced in April 2003.

     - MANUFACTURING AND PRODUCTION. This segment operates 26 facilities in North America. The principal raw materials used in manufacturing sheet and rollstock are plastic resins in pellet form. We extrude a wide variety of plastic resins, including ABS (acrylonitrile butadiene styrene), polycarbonate, polypropylene, acrylic, PET (polyethylene terephthalate), polystyrene, polyethylene, PVC (polyvinyl chloride) and PETG (polyethylene terephthalate glycol).

       Spartech Plastics produces extruded plastic sheet and rollstock of up to seven layers using a multi-extrusion process. This process combines materials in distinct layers as they are extruded through a die into sheet form, providing improved and sometimes unique properties compared to single layer extrusions.

       More than half of our plastic sheet is produced using this multi-extrusion process. The remainder is produced in a single layer using conventional extrusion processes. In some cases, we will coat a plastic sheet or laminate sheets together to achieve performance characteristics desired by our customers for particular applications.

       Spartech Polycast manufactures acrylic products through cell cast manufacturing, in more than 60 colors and in gauges ranging from 0.030 to
       6.00 inches. Acrylic sheet manufactured by the cell cast process, which is more labor intensive than continuous cast, extrusion or calender processes, generally yields a product that is considered to have a higher quality than acrylic sheet produced by other processes.

       Spartech PEP manufactures weatherable film laminates through an extruded film process which produces films as thin as .0015 inches and as wide as ten feet, and cellulose specialty products through a flat die casting process which produces films as thin as .0075 inches and as wide as 60 inches. Certain cellulose products are then pressed and polished using large hydraulic presses which produces transparent sheeting of high optical quality.

     - MARKETING, SALES AND DISTRIBUTION. The custom sheet and rollstock extrusion business has generally been a regional business supplying manufacturers within an estimated 500 mile radius of each production facility. This is due to shipping costs for rigid plastic material and the need for prompt response to customer requirements and specifications. The cell cast acrylic, outdoor sign and spa markets, however, are more national in scope.

       We sell sheet and rollstock products principally through our own sales force, but we also use a limited number of independent sales representatives. During 2003, we sold products of the Custom Sheet & Rollstock segment to over 3,500 customers, including Sub-Zero Freezer Company, The ConAgra Brands, Inc., Jacuzzi Incorporated, Igloo Corporation, Textron, Inc. and Newell Rubbermaid.

     - COMPETITION. The Custom Sheet & Rollstock processing segment is highly competitive. Since we manufacture a wide variety of products, we compete in different areas with many other companies. We compete generally on the basis of price, product performance and customer service. Important competitive factors include the ability to manufacture consistently to required quality levels, meet demanding delivery times, exercise skill in raw material purchasing, achieve production efficiencies to process the products profitably and provide new product solutions to customer applications. Some of our primary competitors in the Custom Sheet & Rollstock segment are CYRO Industries, Kama Corp., Primex Plastics Corporation, VPI, LLC, and Klockner-Pentaplast of America, Inc. We believe we compete effectively with these companies in each of these key areas.

     COLOR & SPECIALTY COMPOUNDS -- Net sales and operating earnings of the Color & Specialty Compounds segment for fiscal years 2003, 2002 and 2001 were as follows:

                                                           FISCAL YEAR
                                                     ------------------------
                                                      2003     2002     2001
                                                      ----     ----     ----
                                                          (IN MILLIONS)
Net Sales..........................................  $263.0   $235.7   $227.8
Operating Earnings.................................  $ 21.0   $ 25.7   $ 24.8

     - PRODUCTS -- The Color & Specialty Compounds segment manufactures color concentrates, proprietary or custom-designed plastic compounds, and calendered film for a large group of manufacturing customers who produce consumer appliance components, lawn & garden equipment, food & medical packaging, vehicle components and numerous other products. The segment operates under three business names:

       -- Spartech Polycom produces its own line of proprietary compounds & color concentrates and also provides toll compounding services for engineered resins, flame retardants and other specialty compounds.

       -- Spartech Color, the largest color supplier in Canada, is focused on service-oriented color concentrate applications for film and molding.

       -- Spartech Vy-Cal Plastics operates a vinyl calender, supplying finished
          PVC film to manufacturers of such products as loose-leaf binders, decorator-grade wallcoverings and packaging products for the medical industry.

       Customers of the Color & Specialty Compounds segment range from major integrated manufacturers to sole-proprietor subcontractors that use injection molding, extrusion, blow molding and blown & cast film processes.

     - NEW PRODUCT DEVELOPMENT. This segment has well-equipped laboratory facilities, particularly the Spartech Polycom Technical Center in Donora, Pennsylvania. These laboratories operate testing and simulated end-use process equipment as well as small scale versions of our production equipment to ensure accurate scale-up from development to production. We create new specialty compounds by adding fillers and other additives to the base resins, in order to offer end-product manufacturers a variety of solutions for the design of high-performance and environmentally-friendly products on a cost-efficient basis. In addition to compounding technology, the segment has developed enhanced capabilities to produce color concentrates and additives. The ReinForce GRPP (glass-reinforced polypropylene) product introduced in 2001 was the first new product of the Color & Specialty Compound group that was marketed as an Alloy Plastic.

     - MANUFACTURING AND PRODUCTION. This segment operates 13 manufacturing facilities in North America and one in Europe. The principal raw materials used in manufacturing specialty plastic compounds and color concentrates are plastic resins in powder and pellet form, primarily polypropylene, polyethylene, polystyrene, ABS, TPO's and PVC. We also use colorants, mineral and glass reinforcements and other additives to impart specific performance and appearance characteristics to the compounds. The raw materials are mixed in a blending process and then normally fed into an extruder and formed into pellets.

     - MARKETING, SALES AND DISTRIBUTION. We generate most of the Color & Specialty Compounds segment's sales in the United States and Canada but also sell to customers in Europe and Mexico. We sell the segment's products principally through our own sales force, but also use independent sales representatives. During 2003, we sold products of the Color & Specialty Compounds segment to over 2,100 customers, including the Solo Cup Company, DaimlerChrysler, Igloo Corporation and Pactiv Corporation.

     - COMPETITION. The Color & Specialty Compounds processing segment is highly competitive. We compete with some companies which are much larger than we are and have more extensive production facilities, larger sales and marketing staffs and substantially greater financial resources than we do. We compete generally on the basis of price, product performance and customer service. Important competitive factors in each of our businesses include the ability to manufacture consistently to required quality levels, meet demanding delivery times, provide technical support, and achieve production efficiencies to process the products profitably. Some of our primary competitors in the Color & Specialty Compounds segment are Ampacet Corporation, AMETEK Westchester Plastics, A. Schulman, Inc., Ferro Corp., PolyOne Corporation, RheTech, Inc., and Washington Penn Plastic Co., Inc. We believe we compete effectively with these companies in each of these key areas.

     MOLDED & PROFILE PRODUCTS -- Net sales and operating earnings of the Molded and Profile Products segment for fiscal 2003, 2002 and 2001 were as follows:

                                                             FISCAL YEAR
                                                        ---------------------
                                                        2003    2002    2001
                                                        ----    ----    ----
                                                            (IN MILLIONS)
Net Sales.............................................  $64.6   $62.1   $87.4
Operating Earnings....................................  $ 5.4   $ 3.5   $ 8.6

     - PRODUCTS. Our Molded & Profile Products segment manufactures injection molded and profile extruded products for a large group of intermediate and end-user customers. The segment operates under four business names:

       -- Spartech Industries produces plastic tire and wheel assemblies for the medical, lawn & garden, refuse container and toy markets, and high performance molded urethane tires for the medical, material handling, lawn & garden and recreational product applications. We also produce various injection molded and profile extruded products that complement the wheel and tire offerings.

       -- Spartech Profiles manufactures products for various industries, including window frames and fencing for the building and construction markets.

       -- Spartech Marine specializes in the fabrication of acrylic products used in high end marine applications.

       -- Spartech Townsend manufactures acrylic rods and tubes used primarily in display, household and medical applications.

     - NEW PRODUCT DEVELOPMENT. This segment brings unique, recognized capabilities to our customers such as patented tread-cap wheel technologies and special fabrication of profile products. In addition, this segment's creativity, engineering and design principles enable us to effectively respond to customer needs in the niche markets in which we participate.

     - MANUFACTURING AND PRODUCTION. This segment operates seven manufacturing facilities in North America. The principal raw materials used in our manufacturing of molded and profile products are acrylics, polyethylene, polypropylene and PVC. Our products in this segment are generally manufactured either through injection molding or profile extrusion processes.

     - MARKETING, SALES AND DISTRIBUTION. Spartech Industries -- Custom Engineered Wheels markets its products throughout North America. Spartech Profiles markets its custom profile products throughout North America. Spartech Marine markets its fabricated acrylic products throughout North America. Spartech Townsend markets its acrylic rods and tubes throughout North America. We sell the segment's products principally through our own sales force, but also use independent sales representatives and wholesale distributors. During 2003, we sold products of the Molded & Profile Products segment to approximately 1,000 customers, including MTD Products, Honda, Invacare and Brentwood Industries.

     - COMPETITION. The Molded & Profile Products processing segment is highly competitive and highly fragmented. Since we manufacture a wide variety of products, we compete in different areas with many other companies, some of which are much larger than we are and have more extensive production facilities, larger sales and marketing staffs and substantially greater financial resources than we do. We generally compete on the basis of price, product performance and customer service. Important competitive factors in each of our businesses include the ability to manufacture consistently to required quality levels, meet demanding delivery times, and provide new product offerings. Some of our primary competitors in the Molded & Profile Products segment are Ace Products, Inc., Bunzl Extrusion, Inc., Kik Tire, Inc., Flex Technologies, Inc., Royal Group Technologies Limited and Trintex Corporation. We believe we compete effectively with these companies in each of these key areas.

RAW MATERIALS

     We use large amounts of various plastic resins in our manufacturing processes. These resins are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. Our raw materials are only somewhat affected by supply, demand and price trends in the petroleum industry. However, trends in pricing, periods of anticipated or actual shortages, and changes in supplier capacities can have more significant impact on the cost of our raw materials over the short term. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during 2003. These pressures resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. Pricing changes through 2003 have been more difficult for us to manage and have negatively affected our operating margins in fiscal 2003. Resin pricing pressures started to ease by the end of the second quarter of fiscal 2003 and continued to stabilize through the end of 2003; however, the volatility and direction of future pricing changes is uncertain. We seek to maintain operating profit by matching cost increases with corresponding price increases and have generally been successful in doing so. We conduct business with most of the major resin manufacturers and have enjoyed good relationships with such suppliers over the past several years. We have been able to adequately obtain all of our required raw materials to date and expect to be able to continue to satisfy our requirements in the foreseeable future. Variability in pricing and changes in supply and demand of particular resins at any given time are risks that we have to manage in maintaining our operating profitability.

     We manage our principal purchasing contracts through our corporate headquarters in St. Louis, Missouri in order to realize the benefits of volume purchasing and centralized management of the effects of supplier price changes to be a low-cost producer for our customers. Since we are a custom manufacturer, we do not typically hedge our purchases of materials, we build little product for inventory, and we have a short backlog of orders at any point in time. We have also implemented a centralized program to aggressively manage our inventory levels. However, we will pre-purchase inventory when significant price increases are predicted to manage the future impact of rising prices.

SEASONALITY

     Our sales are somewhat seasonal in nature. Fewer orders are placed and less manufacturing activity occurs during the November through January period. This seasonal variation tends to track the manufacturing activities of our various customers in each region.

BACKLOG

     We estimate that the total dollar volume of our backlog as of November 1, 2003 and November 2, 2002 was approximately $92.9 million and $83.3 million, respectively, which represents approximately five weeks of production for 2003 and 2002.

EMPLOYEES

     Our total number of employees is approximately 3,325. There are 2,615 production personnel at our 47 facilities, approximately 40% of whom are union employees covered by several collective bargaining agreements. We consider our employee relations to be good. Management personnel total approximately 710 supervisory/clerical employees, none of whom are unionized.

INTERNATIONAL OPERATIONS

     Information regarding our operations in our geographic segments is located in Note 14 to our consolidated financial statements beginning on page F-1 of this prospectus supplement. Our Canadian, French and Mexican operations may be affected periodically by foreign political and economic developments, laws and regulations, and currency fluctuations.

PROPERTIES

     We have 47 plants in 39 cities throughout the United States, eastern Canada and France. As of November 1, 2003, we occupied approximately 3,985,000 square feet of plant and office space, of which we leased approximately 1,601,000 square feet and owned the remaining 2,384,000 square feet. We lease office facilities for our corporate headquarters in St. Louis, Missouri and for administrative offices in Washington, Pennsylvania.

     Our plants are equipped with 120 sheet extrusion lines (69 of which run multi-layered materials), 28 casting machines, 45 profile extrusion lines (12 of which run multi-layered materials), 50 general compounding lines, nine color compounding lines, 29 injection molding machines, a calendering line, cutting and grinding machinery, resin storage facilities, warehouse equipment, and quality laboratories at all locations.

     We believe that our present facilities along with our anticipated capital expenditures of $22 million in fiscal 2004 are adequate for the level of business we anticipate in fiscal 2004.

     We continuously evaluate our equipment under preventive maintenance programs and promptly repair equipment. We expect to spend approximately 50% of our capital expenditures for fiscal 2004 on the maintenance of our equipment and facilities and the balance on capital expansion and productivity enhancements. We anticipate that cash flows from operations, together with available borrowings under our bank credit facility, will be sufficient for necessary and planned capital expenditures, after the satisfaction of our working capital needs and regular quarterly dividend payments.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     We are subject to various laws governing employee safety and environmental matters. We believe we are in material compliance with all such laws. We are also subject to federal, state, local and non-U.S. laws and regulations governing the quantity of certain specified substances that may be emitted into the air, discharged into interstate and intrastate waters, including both surface water and groundwater, and otherwise disposed of on and off our properties. We have not incurred significant expenditures in order to comply with such laws and regulations.

     Spartech and Franklin-Burlington Plastics, Inc., a subsidiary of Spartech in its Color & Specialty Compounds segment, were among approximately 70 companies served with a directive by the New Jersey Department of Environmental Protection, or NJDEP, to conduct an assessment of the natural resources that have been injured by discharges of hazardous substances at sites in the Lower Passaic River watershed and to implement an interim compensatory restoration of the natural resources that have been injured by such discharges. The directive states that if the companies do not agree to a remediation consent order, NJDEP may undertake the remediation with public funds and recover the remediation costs from the companies or, in certain circumstances, three times the costs, and subject the companies to penalties.

     In addition, the U.S. Environmental Protection Agency, or EPA, has begun an investigation relating to the Lower Passaic River involving approximately 40 companies, including Franklin-Burlington and a number of the other companies served with the NJDEP directive. As a preliminary step the EPA asked the companies in September 2003 for contributions to help fund its $10 million share of an initial $20 million environmental study of 17 miles of the Lower Passaic River. The cost of the study may increase in the future.

     While we endeavor to conduct all our operations in an environmentally conscientious manner and believe our contribution to the pollution of the Lower Passaic River to have been minimal, we are working with some of the other companies named in the NJDEP directive and the EPA investigation to coordinate our responses to these actions and to share some of the anticipated costs of responding. We believe it is likely that these proceedings will take several years to be resolved, and at the present time we cannot estimate either our eventual costs or the time over which those costs would be incurred. We believe it is possible that our ultimate liability from this issue could materially differ from our $375,000 accrual as of November 1, 2003. The accrual represents our best estimate within our range of estimated costs associated with probable remediation, based upon currently available information and estimates prepared by our environmental engineers and consultants. In the event of one or more adverse determinations related to this issue, the impact on our results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passaic River issue and other potential issues, will not have a material effect on our capital expenditures, financial position or competitive position. The ability to obtain permits in order to conduct our business and the need to maintain compliance with the various laws and regulations related to our business are issues that require constant monitoring from our operating managers.

LEGAL PROCEEDINGS

     As discussed under "-- Government Regulation and Environmental Matters," we have been notified by the NJDEP and the EPA that we are potentially a responsible party in connection with the investigation and remediation of an environmental site. We believe that our potential continuing liability with respect to this site will not have a material adverse effect on our capital expenditures, financial position or competitive position.

     We are subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment and other matters, several of which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits and administrative proceedings, we believe that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

     The following table provides information about our directors and executive officers as of December 31, 2003.

                   NAME                     AGE   DIRECTOR SINCE               POSITION
                   ----                     ---   --------------               --------
Bradley B. Buechler.......................  55         1984        Chairman of the Board, President,
                                                                   Chief Executive Officer and
                                                                   Director
Randy C. Martin...........................  41         2001        Executive Vice President, Chief
                                                                   Financial Officer and Director
George A. Abd.............................  40           --        Executive Vice President -- Color
                                                                   and Specialty Compounds
David G. Pocost...........................  42           --        Executive Vice President --
                                                                   Extruded Sheet and Profile
                                                                   Products
Jeffrey D. Fisher.........................  55           --        Vice President, General Counsel
                                                                   and Secretary
Phillip M. Karig..........................  47           --        Vice President -- Purchasing and
                                                                   Supply Chain Management
William F. Phillips.......................  56           --        Vice President -- National Sales
                                                                   Accounts
Jeffrey C. Blessing.......................  33           --        Corporate Controller
Ralph B. Andy.............................  59         1998        Director
Lloyd E. Campbell.........................  46         2002        Director
Walter J. Klein...........................  57         2003        Director
Calvin J. O'Connor........................  51         1998        Director
Jackson W. Robinson.......................  61         1993        Director
Richard B. Scherrer.......................  56         2000        Director
Craig A. Wolfanger........................  45         2001        Director

     Mr. Buechler is a CPA. He was Corporate Controller and Vice
President -- Finance of Spartech from 1981 to 1984, and Chief Financial Officer from 1983 to 1987. He became Chief Operating Officer of Spartech in 1985, President in 1987, Chief Executive Officer in 1991 and Chairman of the Board in March, 1999. Mr. Buechler is a past Chairman of the Sheet Producers Division of the Society of the Plastics Industry, Inc. and currently serves on several local charitable boards.

     Mr. Martin is also a CPA and was with KPMG Peat Marwick LLP from 1983 to 1995. He became Corporate Controller of Spartech in 1995, Vice
President -- Finance and Chief Financial Officer in 1996, and Executive Vice President in September 2000.

     Mr. Abd joined Spartech upon its acquisition of Polycom in 1998, as Vice President of Compounding for the Spartech Polycom Division, and became Executive Vice President -- Color & Specialty Compounds in September 2000. Mr. Abd held various positions with Polycom for eleven years prior to its acquisition by Spartech.

     Mr. Pocost joined Spartech in 1994 and was Director of Quality and Environmental Affairs from 1994 to 1996, Vice President -- Quality & MIS from 1996 to 1998, and Vice President -- Quality, Engineering & MIS from 1998 to September 2000. He was previously with Moog Automotive as Division Quality Assurance Manager and Senior Materials Engineer for eight years.

     Mr. Fisher, an attorney, has been Spartech's Vice President and General Counsel since July 1999 and its Secretary since September 2000. Prior to joining Spartech he was with Armstrong Teasdale LLP for 24 years, the last 17 years as a partner.

     Mr. Phillips held various sales management positions with Spartech from 1989 to 1998. He was Director of Marketing from 1998 until he became Vice President -- National Sales Accounts in December 2002.

     Mr. Karig joined Spartech in February 2000 as Director of Purchasing and was named Vice President -- Purchasing and Supply Chain Management in September 2001. Prior to joining Spartech he was with Uniroyal Technology Corporation for 12 years in various purchasing, logistics and materials management positions, most recently as Director, Supply Chain.

     Mr. Blessing, a CPA, joined Spartech in 1993 and held various accounting positions within its corporate office before becoming Division Controller for the Central Region of Spartech Plastics in 1996. He became Assistant Corporate Controller in 1998 and Corporate Controller in August 2000.

     Mr. Andy is the Chairman and Chief Executive Officer of Pennatronics Corp. He founded Polycom in 1977 and was its Chairman and Chief Executive Officer until its acquisition by Spartech in 1998. He currently serves as Chairman of the Compensation Committee of Spartech's Board of Directors.

     Mr. Campbell is the Managing Director and Group Head of the Global Private Placement Group at Rothschild, Inc., and a member of that firm's Investment Banking Committee. Prior to joining Rothschild in June 2001, Mr. Campbell was a Managing Director and the Head of the Private Finance Group at Credit Suisse First Boston. Mr. Campbell also serves on the board of directors of Alderwoods Group and board of trustees of Georgetown University. He is also the Chairman and Founder of Pride First Corporation, a non-profit organization dedicated to improving the scholastic achievement of young people in New York City. He currently serves as Chairman of the Governance Committee of Spartech's Board of Directors.

     Mr. Klein is a CPA and most recently was Vice President, Finance of Stepan Company, a specialty chemicals company listed on the New York Stock Exchange. He currently serves as Chairman of the Audit Committee of Spartech's Board of Directors.

     Mr. O'Connor is a Chartered Accountant in the United Kingdom. He joined British Vita PLC in 1996 and became first a member of its board of directors and later its Finance Director. In January 2002 he became Director of British Vita's Industrial Operations. Mr. O'Connor has agreed to resign as a director following the sale of shares by the selling stockholder in this offering.

     Mr. Robinson is the President of Winslow Management Company, a division of Adams Harkness & Hill in Boston, having held that position since 1983. He is also a director of Jupiter Global Green Investment Trust PLC and
Jupiter-European Opportunities Trust PLC, and a Trustee of Suffield Academy. He currently serves as Spartech's Presiding Director.

     Mr. Scherrer has been a partner of Armstrong Teasdale LLP, our principal outside legal counsel, since 1979 and the Managing Partner of that firm since 1998. Mr. Scherrer is a fellow in the International Society of Barristers and is listed in the publication The Best Lawyers in America.

     Mr. Wolfanger has been Senior Managing Director -- Head of Investment Banking for Parker/ Hunter Incorporated since 1995 and serves on its board of directors. Prior to joining Parker/Hunter, he was an investment banker with Kidder, Peabody & Co. Incorporated, Alex. Brown & Sons Incorporated and PNC Securities Corp.

                       SELLING AND PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of December 31, 2003 and as adjusted for the issuance and sale of 1,917,164 shares by Spartech and the sale of 5,382,836 shares by the selling stockholder in the offering, information concerning the beneficial ownership of our common stock by:

     - Each director,

     - The Chief Executive Officer and each other executive officer whose total annual compensation exceeded $100,000 for 2003,

     - All directors and executive officers as a group,

     - The selling stockholder, and

     - Each other stockholder who is known by us to own beneficially in excess of 5% of the 29,351,907 shares of our common stock outstanding on December 31, 2003.

     A person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when a person or persons has the right to acquire them within 60 days after the date of this prospectus supplement. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which a person or persons have the right to acquire within 60 days after the date of this prospectus supplement is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                                 BENEFICIAL                           BENEFICIAL
                                                 OWNERSHIP          NUMBER OF         OWNERSHIP
                                              BEFORE OFFERING       SHARES OF     AFTER OFFERING(A)
                                            --------------------     COMMON      --------------------
                                             NUMBER     PERCENT    STOCK SOLD     NUMBER     PERCENT
         NAME OF BENEFICIAL OWNER           OF SHARES   OF CLASS   IN OFFERING   OF SHARES   OF CLASS
         ------------------------           ---------   --------   -----------   ---------   --------
Directors and executive officers:
Calvin J. O'Connor(b).....................  5,382,836     18.3%     5,382,836           --      --
Bradley B. Buechler(c)....................    585,390      2.0%            --      585,390     1.8%
Ralph B. Andy(d)..........................    175,261        *             --      175,261       *
George A. Abd(e)..........................     78,629        *             --       78,629       *
David G. Pocost(e)........................     75,931        *             --       75,931       *
Randy C. Martin(e)........................     74,682        *             --       74,682       *
Jackson W. Robinson(e)....................     55,000        *             --       55,000       *
Richard B. Scherrer(e)....................     44,350        *             --       44,350       *
Jeffrey D. Fisher(e)......................     36,215        *             --       36,215       *
Craig A. Wolfanger(e).....................     31,700        *             --       31,700       *
William F. Phillips(e)....................     20,115        *             --       20,115       *
Lloyd E. Campbell(e)......................     17,407        *             --       17,407       *
Jeffrey C. Blessing(e)....................     15,967        *             --       15,967       *
Walter J. Klein(e)........................     15,000        *             --       15,000       *
Phillip M. Karig(e).......................      9,000        *             --        9,000       *
All directors and executive officers as a
  group (15 persons)(e)...................  6,617,483     21.9%     5,382,836    1,234,647     3.8%

                                                 BENEFICIAL                           BENEFICIAL
                                                 OWNERSHIP          NUMBER OF         OWNERSHIP
                                              BEFORE OFFERING       SHARES OF     AFTER OFFERING(A)
                                            --------------------     COMMON      --------------------
                                             NUMBER     PERCENT    STOCK SOLD     NUMBER     PERCENT
         NAME OF BENEFICIAL OWNER           OF SHARES   OF CLASS   IN OFFERING   OF SHARES   OF CLASS
         ------------------------           ---------   --------   -----------   ---------   --------
Selling stockholder:
Vita International Limited(f).............  5,382,836     18.3%     5,382,836           --      --
  Oldham Road
  Middleton, Manchester M24 2DB
  England
Other beneficial owners in excess of 5% of
  the outstanding common stock:
Columbia Wanger Asset Management,
  L.P.(g).................................  2,342,000      8.0%            --    2,342,000     7.5%
  227 West Monroe Street, Suite 3000
  Chicago, Illinois 60606

---------------
 *  Less than 1% of the outstanding common stock.

(a) Does not include up to 1,095,000 shares to be sold by Spartech upon exercise of the underwriters' option to purchase additional shares.

(b) Mr. O'Connor, a director of Spartech, is also a director of Vita International Limited and of its parent company British Vita PLC; as such, this amount represents the shares owned by Vita International Limited.

(c) Includes 495,000 shares issuable upon exercise of currently exercisable options.

(d) Includes 25,000 shares issuable upon exercise of currently exercisable options, and 150,261 shares owned by RBA Partners, L.P. Mr. Andy is the sole stockholder of RBA Investments, Inc., which is a 0.1% general partner of RBA Partners, L.P. As such, Mr. Andy, through RBA Investments, Inc. has investment and voting power over the shares owned by RBA Partners, L.P.

(e) Includes shares issuable upon exercise of currently exercisable options, as follows: Mr. Abd, 68,001; Mr. Pocost, 55,375; Mr. Martin, 55,375; Mr. Robinson, 40,000; Mr. Scherrer, 30,000; Mr. Fisher, 32,500; Mr. Wolfanger, 30,000; Mr. Phillips, 13,188; Mr. Campbell, 15,000; Mr. Blessing, 12,375;
    Mr. Klein, 15,000; Mr. Karig, 7,500, and all directors and executive officers as a group, 894,314.

(f) Vita International Limited is a wholly owned subsidiary of British Vita PLC, which is a publicly-owned company incorporated under the laws of England.

(g) Based on information presented as of December 31, 2003 in Columbia Wanger Asset Management, L.P.'s latest available Schedule 13G and information subsequently provided to us by Columbia Wanger Asset Management, L.P. Columbia Wanger Asset Management, L.P. beneficially owns 2,342,000 shares and has shared voting and investment power with WAM Acquisition GP, Inc., its general partner.

     British Vita PLC, the parent company of the selling stockholder, has been represented on our board of directors since shortly after the selling stockholder acquired its first shares of Spartech in 1989. British Vita's current representative on our board of directors is Mr. Calvin J. O'Connor, who has served as a director of Spartech since 1998 and whose term as director expires in March 2004. Mr. O'Connor has agreed to resign as a director following the sale of shares by the selling stockholder in this offering. We do not pay directors' fees to the representatives of British Vita on our board of directors, but we pay British Vita a fee for providing the services of its representatives. Through 2002, this fee was $22,500 per quarter. In January 2003, we began paying British Vita the same fee we pay each of our other non-management directors, which is $2,250 per month plus $1,200 for each meeting attended.

                                  UNDERWRITING

     Spartech, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc., McDonald Investments Inc., A KeyCorp Company, and First Analysis Securities Corporation are the representatives of the underwriters.

                               Underwriter                            Number of Shares
                               -----------                            ----------------
       Goldman, Sachs & Co. .......................................          2,496,600
       Deutsche Bank Securities Inc. ..............................          1,971,000
       McDonald Investments Inc., A KeyCorp Company................          1,314,000
       First Analysis Securities Corporation.......................            788,400
       Credit Lyonnais Securities (USA) Inc. ......................            365,000
       NatCity Investments, Inc. ..................................            365,000
                                                                      ----------------
             Total.................................................          7,300,000
                                                                      ================

     The underwriters are committed to take and pay for all of the shares being offered, if they take any shares, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,095,000 shares from Spartech to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Spartech and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,095,000 additional shares from Spartech.

                                Paid by Spartech

                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per Share...................................................  $      1.14   $        1.14
Total.......................................................  $ 2,185,567   $   3,433,867

                        Paid by the Selling Stockholder

                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per Share...................................................  $      1.14   $        1.14
Total.......................................................  $ 6,136,433   $   6,136,433

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.68 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Spartech and its executive officers and directors and the selling stockholder have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Spartech in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Spartech's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

     The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

     Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer shares in Japan to a list of 49 offerees in accordance with the above provisions.

     Spartech and the selling stockholder estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $123,000 and $277,000, respectively. The underwriters have agreed to reimburse certain of Spartech's estimated expenses, excluding underwriting discounts and commissions, in connection with this offering.

     Spartech and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Spartech, for which they received or will receive customary fees and expenses.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Certain partners and other lawyers at Armstrong Teasdale LLP own, in the aggregate, less than 1% of the outstanding shares of our common stock. Richard B. Scherrer, one of our directors, is a partner at Armstrong Teasdale LLP.

                                    EXPERTS

     Our consolidated financial statements for each of the years in the two-year period ended November 1, 2003 included in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein, and are included in this prospectus supplement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated financial statements for the year ended November 3, 2001 included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein, and are included in this prospectus supplement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     For further information about our consolidated financial statements audited by Arthur Andersen LLP, please refer to the "Risk Factors" sections in this prospectus supplement and the accompanying prospectus and to Item 9 of our Annual Report on Form 10-K for the fiscal year ended November 1, 2003 incorporated by reference in the accompanying prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SPARTECH CORPORATION CONSOLIDATED FINANCIAL STATEMENTS:
  Reports of Independent Accountants........................  F-2
  Consolidated Balance Sheet as of November 1, 2003 and
     November 2, 2002.......................................  F-3
  Consolidated Statement of Operations for the Years Ended
     November 1, 2003, November 2, 2002 and November 3,
     2001...................................................  F-4
  Consolidated Statement of Shareholders' Equity for the
     Years Ended November 1, 2003, November 2, 2002 and
     November 3, 2001.......................................  F-5
  Consolidated Statement of Cash Flows for the Years Ended
     November 1, 2003, November 2, 2002 and November 3,
     2001...................................................  F-6
  Notes to Consolidated Financial Statements................  F-7

                       REPORTS OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS
SPARTECH CORPORATION

     We have audited the accompanying consolidated balance sheets of SPARTECH Corporation (the Company) as of November 1, 2003 and November 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows of the Company for the two years in the period ended November 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SPARTECH Corporation as of November 3, 2001 and for the year then ended were audited by other auditors who have ceased operation. Those auditors expressed an unqualified opinion on those financial statements in their report dated December 6, 2001.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTECH Corporation as of November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for each of the two years in the period ended November 1, 2003 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002.

                                                                             /s/
ERNST & YOUNG LLP
St. Louis, Missouri
December 11, 2003

     THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

BOARD OF DIRECTORS
SPARTECH CORPORATION

     We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001 in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 6, 2001

                           CONSOLIDATED BALANCE SHEET

                                                      NOVEMBER 1, 2003   NOVEMBER 2, 2002
                                                      ----------------   ----------------
                                                            (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and equivalents..............................      $  3,779           $  7,511
  Receivables, net of allowance of $3,737 in 2003
     and $4,058 in 2002.............................       149,546            124,966
  Inventories.......................................        99,671             95,190
  Prepaids and other................................        11,052             10,983
                                                          --------           --------
  TOTAL CURRENT ASSETS..............................       264,048            238,650
PROPERTY, PLANT AND EQUIPMENT, NET..................       283,924            280,474
GOODWILL............................................       334,392            318,841
OTHER INTANGIBLE ASSETS.............................        24,974             16,360
OTHER ASSETS........................................         8,611             10,929
                                                          --------           --------
                                                          $915,949           $865,254
                                                          ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt..............      $ 32,991           $ 21,087
  Accounts payable..................................        97,586             83,668
  Accrued liabilities...............................        35,178             34,173
                                                          --------           --------
  TOTAL CURRENT LIABILITIES.........................       165,755            138,928
                                                          --------           --------
LONG-TERM DEBT, LESS CURRENT MATURITIES.............       196,189            217,245
DEFERRED TAXES......................................        78,568             62,979
OTHER LIABILITIES...................................         3,079              5,404
                                                          --------           --------
  TOTAL LONG-TERM LIABILITIES.......................       277,836            285,628
                                                          --------           --------
COMPANY-OBLIGATED, MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED SECURITIES OF SPARTECH
  CAPITAL TRUSTS HOLDING SOLELY CONVERTIBLE
  SUBORDINATED DEBENTURES...........................       150,000            150,000
SHAREHOLDERS' EQUITY
  Common stock, 30,460,682 shares issued in 2003 and
     2002...........................................        22,846             22,846
  Contributed capital...............................       139,243            140,213
  Retained earnings.................................       191,912            169,518
  Treasury stock, at cost, 1,108,381 shares in 2003
     and 1,175,228 shares in 2002...................       (27,142)           (28,701)
  Accumulated other comprehensive loss..............        (4,501)           (13,178)
                                                          --------           --------
  TOTAL SHAREHOLDERS' EQUITY........................       322,358            290,698
                                                          --------           --------
                                                          $915,949           $865,254
                                                          ========           ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                               2003       2002       2001
                                                               ----       ----       ----
                                                             (DOLLARS IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
NET SALES..................................................  $956,160   $898,308   $937,059
                                                             --------   --------   --------
COSTS AND EXPENSES
  Cost of sales............................................   822,147    763,145    785,010
  Selling, general, and administrative.....................    53,540     53,624     55,996
  Write-down of long-lived assets..........................        --         --      5,550
  Amortization of intangibles..............................     2,187        660      8,129
                                                             --------   --------   --------
                                                              877,874    817,429    854,685
                                                             --------   --------   --------
OPERATING EARNINGS.........................................    78,286     80,879     82,374
  Interest.................................................    14,715     16,566     24,571
  Distributions on preferred securities of Spartech Capital
     Trusts................................................    10,250     10,250     10,250
                                                             --------   --------   --------
EARNINGS BEFORE INCOME TAXES...............................    53,321     54,063     47,553
  Income taxes.............................................    19,218     19,793     17,650
                                                             --------   --------   --------
NET EARNINGS...............................................  $ 34,103   $ 34,270   $ 29,903
                                                             ========   ========   ========
NET EARNINGS PER COMMON SHARE
  Basic....................................................  $   1.17   $   1.23   $   1.12
                                                             ========   ========   ========
  Diluted..................................................  $   1.15   $   1.21   $   1.11
                                                             ========   ========   ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                 ACCUMULATED
                                                                                    OTHER           TOTAL
                                  COMMON    CONTRIBUTED   RETAINED   TREASURY   COMPREHENSIVE   SHAREHOLDERS'
                                   STOCK      CAPITAL     EARNINGS    STOCK         LOSS           EQUITY
                                  ------    -----------   --------   --------   -------------   -------------
                                                            (DOLLARS IN THOUSANDS)
BALANCE, OCTOBER 28, 2000.......  $21,039    $ 95,241     $126,149   $(25,306)    $ (6,101)       $211,022
                                  -------    --------     --------   --------     --------        --------
COMPREHENSIVE INCOME:
  Net earnings..................      --           --      29,903         --            --          29,903
  Other comprehensive income
    (Loss):
  Translation adjustments.......      --           --          --         --        (2,381)         (2,381)
  Cash flow hedge adjustments,
    net of tax of $3,558........      --           --          --         --        (5,749)         (5,749)
                                                                                                  --------
    Comprehensive income........                                                                    21,773
STOCK OPTIONS EXERCISED.........      --       (1,002)         --      3,643            --           2,641
CASH DIVIDENDS..................      --           --     (10,143)        --            --         (10,143)
TREASURY STOCK PURCHASES........      --           --          --     (8,747)           --          (8,747)
                                  -------    --------     --------   --------     --------        --------
BALANCE, NOVEMBER 3, 2001.......  $21,039    $ 94,239     $145,909   $(30,410)    $(14,231)       $216,546
                                  -------    --------     --------   --------     --------        --------
COMPREHENSIVE INCOME:
  Net earnings..................      --           --      34,270         --            --          34,270
  Other comprehensive income
    (Loss):
  Translation adjustments.......      --           --          --         --         1,518           1,518
  Cash flow hedge adjustments,
    net of tax of $288..........      --           --          --         --          (465)           (465)
                                                                                                  --------
    Comprehensive income........                                                                    35,323
COMMON STOCK ISSUANCE...........   1,807       48,856          --         --            --          50,663
STOCK OPTIONS EXERCISED.........      --       (2,882)         --      8,423            --           5,541
CASH DIVIDENDS..................      --           --     (10,661)        --            --         (10,661)
TREASURY STOCK PURCHASES........      --           --          --     (6,714)           --          (6,714)
                                  -------    --------     --------   --------     --------        --------
BALANCE, NOVEMBER 2, 2002.......  $22,846    $140,213     $169,518   $(28,701)    $(13,178)       $290,698
                                  -------    --------     --------   --------     --------        --------
COMPREHENSIVE INCOME:
  Net earnings..................      --           --      34,103         --            --          34,103
  Other comprehensive income
    (Loss):
  Translation adjustments.......      --           --          --         --         6,038           6,038
  Cash flow hedge adjustments,
    net of tax of $(1,633)......      --           --          --         --         2,639           2,639
                                                                                                  --------
    Comprehensive income........                                                                    42,780
STOCK OPTIONS EXERCISED.........      --         (970)         --      4,275            --           3,305
CASH DIVIDENDS..................      --           --     (11,709)        --            --         (11,709)
TREASURY STOCK PURCHASES........      --           --          --     (2,716)           --          (2,716)
                                  -------    --------     --------   --------     --------        --------
BALANCE, NOVEMBER 1, 2003.......  $22,846    $139,243     $191,912   $(27,142)    $ (4,501)       $322,358
                                  =======    ========     ========   ========     ========        ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                2003       2002       2001
                                                                ----       ----       ----
                                                                  (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................  $ 34,103   $ 34,270   $ 29,903
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Depreciation and amortization.............................    31,566     28,120     34,921
  Write-down of long-lived assets...........................        --         --      5,550
  Change in current assets and liabilities, net of effects
     of acquisitions and divestitures:
     Receivables............................................   (18,472)    (1,380)    20,661
     Inventories............................................      (713)     1,879     (2,003)
     Prepaids and other.....................................    (2,192)     2,063        840
     Accounts payable.......................................    10,975      3,871    (19,439)
     Accrued liabilities....................................    (3,881)     6,023     (7,584)
  Other, net................................................    15,294     12,224      7,604
                                                              --------   --------   --------
  Net cash provided by operating activities.................    66,680     87,070     70,453
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures........................................   (22,009)   (28,217)   (16,237)
Business (acquisitions) divestitures........................   (27,589)   (49,092)    22,313
Dispositions of assets......................................       293        492      1,300
                                                              --------   --------   --------
     Net cash provided (used) for investing activities......   (49,305)   (76,817)     7,376
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank borrowings for acquisitions............................    27,589      4,690         --
Payments on bank credit facilities from divestitures........        --         --    (22,313)
Payments on bank credit facilities..........................   (36,916)   (54,698)   (40,406)
Payments on bonds and leases................................      (150)      (374)      (791)
Issuance of common stock....................................        --     50,663         --
Cash dividends on common stock..............................   (11,709)   (10,661)   (10,143)
Stock options exercised.....................................     3,331      5,541      2,641
Treasury stock acquired.....................................    (3,462)    (6,714)    (8,747)
                                                              --------   --------   --------
     Net cash used by financing activities..................   (21,317)   (11,553)   (79,759)
                                                              --------   --------   --------
Effect of exchange rate changes on cash and equivalents.....       210        239          7
                                                              --------   --------   --------
Decrease in cash and equivalents............................    (3,732)    (1,061)    (1,923)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR...................     7,511      8,572     10,495
                                                              --------   --------   --------
CASH AND EQUIVALENTS AT END OF YEAR.........................  $  3,779   $  7,511   $  8,572
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1)  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks, while 2002 and 2003 each included 52 weeks.

     PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent of the outstanding capital stock of an entity is accounted for by the equity method.

     FOREIGN CURRENCY TRANSLATION -- Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included in a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 1, 2003 or November 2, 2002.

     CASH EQUIVALENTS -- Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $29,379, $27,460, and $26,792 in fiscal years 2003, 2002, and 2001, respectively.

                                                               YEARS
                                                               -----
Buildings and improvements..................................   20-25
Machinery and equipment.....................................   12-16
Furniture and fixtures......................................    5-10

     Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

     ACQUISITIONS -- Acquisitions are accounted for by the purchase method, and accordingly, the results of operations are included in the Company's Statement of Operations from the respective date of acquisition. The purchase price is allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the identifiable assets acquired is recorded as goodwill. Identifiable intangible assets with definite lives are amortized as expense over the estimated periods to be benefited. Intangible assets with indefinite lives, including goodwill, are not subject to periodic amortization, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     FINANCIAL INSTRUMENTS -- The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount paid or received under an interest rate swap agreement is recorded as interest expense.

     Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive loss and reclassified into earnings in the period during which the hedged transaction affects earnings.

     The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

     - Cash, accounts receivable, accounts payable, and accrued liabilities -- the carrying value of these instruments approximates fair value due to their short-term nature;

     - Derivative financial instruments -- based upon quoted market prices or market prices for instruments with similar terms and maturities; and

     - Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities -- based on quoted, current market prices for the same or similar issues. As of November 1, 2003, the fair value of long-term debt was $226,524 as compared to its carrying amount of $229,180 and the fair value of the convertible preferred securities was $162,760 as compared to the carrying amount of $150,000.

     STOCK BASED COMPENSATION -- In 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based
Compensation -- Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide transition methods for a voluntary change to measuring compensation cost in connection with employee share option plans using a fair value based method. We continue to use the intrinsic value based method and do not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. As a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position. Had the fair value based provisions of SFAS No. 123 been adopted by the Company, the effect on net income and earnings per common share for fiscal 2003, 2002, and 2001 would have been as follows:

                                                               2003      2002      2001
                                                               ----      ----      ----
Net Earnings as Reported....................................  $34,103   $34,270   $29,903
Deduct fair value of options granted........................    1,592     2,519     1,020
                                                              -------   -------   -------
Pro Forma Net Earnings......................................  $32,511   $31,751   $28,883
                                                              =======   =======   =======
Earnings Per Share
As Reported:
  Basic.....................................................  $  1.17   $  1.23   $  1.12
  Diluted...................................................     1.15      1.21      1.11
                                                              =======   =======   =======
Pro Forma:
  Basic.....................................................  $  1.11   $  1.14   $  1.09
  Diluted...................................................     1.10      1.12      1.08
                                                              =======   =======   =======

     Using the Black-Scholes option-pricing model, the estimated weighted-average fair value of options granted during fiscal 2003, 2002, and 2001 is as follows:

                                                            2003         2002         2001
                                                            ----         ----         ----
Weight Average Fair Value..............................  $     5.58   $     6.91   $     3.32
Assumptions:
  Expected Dividend Yield..............................         2.0%         2.0%         3.0%
  Expected Volatility..................................          35%          35%          30%
  Risk-Free Interest Rates.............................   2.52-3.50%   4.38-5.14%   4.76-5.17%
  Expected Lives.......................................     5 years      5 years      5 years

     The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of the effects that may be realized in future years.

     REVENUE RECOGNITION -- The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No. 101. Shipping and handling costs associated with the shipment of goods are recorded as costs of sales in the consolidated statement of operations.

     INCOME TAXES -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2)  ACQUISITIONS, DIVESTITURES, AND FACILITY RESTRUCTURINGS

     On September 30, 2003, the Company completed the purchase of certain assets and entered into a supply agreement with Wilbert Inc.'s TriEnda Division located in Portage, Wisconsin. The acquired business was a "captive" (internal consumption) manufacturer of extruded sheet, primarily for the TriEnda line of reusable shipping and material handling containers. The total purchase price for these assets, will be approximately $5,500. Cash of $4,000 was paid on the transaction date with the remainder to be settled upon completion of the working capital adjustment.

     On March 31, 2003, the Company completed its acquisition of Polymer Extruded Products, Inc. (PEP), a manufacturer of weatherable film laminates and cellulose specialty extruded products. PEP had annual sales of approximately $21,000 for calendar year 2002, with nearly $4,000 of those sales to Spartech's Custom Sheet & Rollstock segment. The cash paid for this acquisition of $23,761 was allocated to the assets acquired and liabilities assumed of $32,724 and $8,963, respectively (acquired assets included $14,484 of goodwill, $1,887 of which is deductible for tax purposes, non-compete agreements and customer relationships totaling $1,900 with amortization periods of 5 years, and a trademark of $8,900 which was determined to have an indefinite life). This acquisition was funded through our existing bank credit facility.

     On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The final purchase price of $47,228 was allocated to the assets acquired (including $23,675 of goodwill --

$17,747 of which is deductible for tax purposes, non-compete agreements and customer contacts totaling $4,990 with amortization periods of 3 to 5 years, and product formulations totaling $12,030 with an amortization period of 15 years) and liabilities assumed of $52,157 and $4,929, respectively. The purchase was financed through proceeds from our May 30, 2002 common stock offering of 2.4 million shares at $22 per common share.

     Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries -- Thin-Wall Containers and Spartech Industries -- Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $23,000 of the Company's fiscal 2001 sales. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

     During fiscal 2001, the Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three plant facilities. In connection with these efforts, the Company recorded $9,090 in non-recurring pre-tax expenses in the third quarter. The non-recurring expenses consisted of $5,550 related to writedowns for the impairment of long-lived assets and $3,540 related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of the affected assets to an estimate of fair value less the cost to sell. Most of the activities occurred in fiscal 2001 with the balance completed in fiscal 2002.

3)  INVENTORIES

     Inventories at November 1, 2003 and November 2, 2002 are comprised of the following components:

                                                               2003      2002
                                                               ----      ----
Raw materials...............................................  $57,414   $55,207
Finished goods..............................................   42,257    39,983
                                                              -------   -------
                                                              $99,671   $95,190
                                                              =======   =======

4)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at November 1, 2003 and November 2, 2002:

                                                                2003       2002
                                                                ----       ----
Land........................................................  $ 12,247   $ 10,997
Buildings and leasehold improvements........................    74,264     72,487
Machinery and equipment.....................................   361,684    329,974
Furniture and fixtures......................................     9,537      9,062
                                                              --------   --------
                                                               457,732    422,520
Less accumulated depreciation...............................   173,808    142,046
                                                              --------   --------
Property, plant and equipment, net..........................  $283,924   $280,474
                                                              ========   ========

5)  GOODWILL AND OTHER INTANGIBLE ASSETS

     During fiscal year 2001 and prior periods, amortization of goodwill and intangible assets was charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. In July 2001, the Financial Accounting Standards Board
(FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminated the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001, the Company adopted SFAS No. 142, and as such, intangible assets, including goodwill, not subject to amortization will be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

     As required by SFAS No. 142, the results for prior periods have not been restated. A reconciliation of net earnings and per share amounts for fiscal year 2001 is presented below as if SFAS No. 142 had been adopted at the beginning of that period.

                                                                2001
                                                                ----
Reported Net Earnings.......................................   $29,903
  Add back: goodwill amortization (net of tax)..............     6,164
                                                               -------
  Adjusted Net Earnings.....................................   $36,067
                                                               =======
Basic Net Earnings Per Share:
  Reported Net Earnings.....................................   $  1.12
  Add back: goodwill amortization (net of tax)..............       .23
                                                               -------
  Adjusted Net Earnings.....................................   $  1.35
                                                               =======
Diluted Net Earnings Per Share:
  Reported Net Earnings.....................................   $  1.11
  Add back: goodwill amortization (net of tax)..............       .21
                                                               -------
  Adjusted Net Earnings.....................................   $  1.32
                                                               =======

     Amortization expense for intangible assets totaled $2,187 in 2003 and $660 in 2002. At November 1, 2003, accumulated amortization of the non-compete & customer contracts, and product formulations was $1,775 and $1,136, respectively. Amortization expense for our current amortizable intangible assets over the next five fiscal years is estimated to be: 2004 - $2,347, 2005 - $2,104, 2006 - $1,930, 2007 - $1,680, and 2008 - $961.

     The Company's changes in the carrying amount of goodwill for the years ended November 1, 2003 and November 2, 2002 are as follows:

                                              CUSTOM     COLOR &    MOLDED &
                                              SHEET     COMPOUNDS   PROFILE     TOTAL
                                              ------    ---------   --------    -----
Balance, November 3, 2001..................  $182,900    $72,062    $37,614    $292,576
Goodwill acquired..........................  $  2,905    $23,360    $    --    $ 26,265
                                             --------    -------    -------    --------
Balance, November 2, 2002..................  $185,805    $95,422    $37,614    $318,841
Goodwill acquired..........................  $ 15,236    $   315    $    --    $ 15,551
                                             --------    -------    -------    --------
Balance, November 1, 2003..................  $201,041    $95,737    $37,614    $334,392
                                             ========    =======    =======    ========

     Total accumulated amortization for goodwill at November 1, 2003 and November 2, 2002 is $29,773.

6)  LONG-TERM DEBT

     Long-term debt is comprised of the following at November 1, 2003 and November 2, 2002:

                                                                2003       2002
                                                                ----       ----
7.0% Senior Unsecured Notes.................................  $ 40,714   $ 47,143
7.62% Guaranteed Senior Unsecured Notes.....................    12,857     17,143
7.21% Senior Unsecured Notes................................    14,286     21,429
Bank Credit Facilities......................................   152,203    140,268
Other.......................................................     9,120     12,349
                                                              --------   --------
                                                               229,180    238,332
Less current maturities.....................................    32,991     21,087
                                                              --------   --------
Total long-term debt........................................  $196,189   $217,245
                                                              ========   ========

     The Company's unsecured bank credit facility provides an aggregate availability of $250,000 and expires February 25, 2005. Borrowings under this facility are classified as long-term, as no paydowns of the aggregate facilities are required within the next fiscal year. The Company's Canadian entity has an additional Canadian $10,000 revolving facility in Canada. The total capacity under these bank credit facilities was $257,577 at November 1, 2003. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 1, 2003, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $150,900 at 2.13%-2.25% in the U.S. for one to three month periods (LIBOR loans totaled $135,000 at 2.81%-2.88% in the U.S. and $2,568 at 3.62% in Canada on November 2, 2002). The remaining bank credit facility borrowings were at the current prime rate (November 1, 2003 of $1,000 at 4% and November 2, 2002 of $2,700 at 4.75% in the U.S. and November 1, 2003 of $303 at 4.75% in Canada). The Company has a $125,000 interest rate swap agreement through November 2004 under which it pays interest at 6.06% and receives interest at LIBOR plus the borrowing margin . We have designated the swap as a cash flow hedge of the LIBOR borrowings under the bank credit facilities.

     On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

     The other debt consists of industrial revenue bonds utilized to finance capital expenditures. These financings mature between 2004 and 2020 and have interest rates ranging from 1.25% to 3.75%.

     Scheduled maturities of long-term debt for the next five fiscal years are:
2004-$32,991; 2005-$170,199; 2006-$10,857; 2007-$6,575; and 2008-$100. The
long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

7)  CONVERTIBLE PREFERRED SECURITIES

     On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

     - Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

     - Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 104.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and

     - Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

     On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

     - Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

     - Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 103.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and

     - Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

8)  SHAREHOLDERS' EQUITY & STOCK OPTIONS

     The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

     In April 2001, the Company adopted a Shareholder Rights Plan by declaring a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights will initially trade with, and will be inseparable from, the common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011 and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of the Company's outstanding common stock.

     The Company has a Stock Option Plan for executive officers, key employees, and directors. The minimum exercise price is the fair market value per share at the date of grant. Options are granted with lives ranging from 5-10 years and vest over a four-year period. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.

     A summary of the combined activity for the Company's stock options for fiscal years 2003, 2002, and 2001 follows (shares in thousands):

                                    2003                2002                2001
                              -----------------   -----------------   -----------------
                                       WEIGHTED            WEIGHTED            WEIGHTED
                              SHARES   AVERAGE    SHARES   AVERAGE    SHARES   AVERAGE
                              UNDER    EXERCISE   UNDER    EXERCISE   UNDER    EXERCISE
                              OPTION    PRICE     OPTION    PRICE     OPTION    PRICE
                              ------   --------   ------   --------   ------   --------
Outstanding, beginning of
  year......................  2,382     $19.23    2,463     $16.67    2,475     $15.86
  Granted...................    461     $18.74      576     $21.38      489     $12.48
  Exercised.................   (250)    $15.25     (609)    $10.99     (481)    $ 7.01
  Canceled/Expired..........    (71)    $20.78      (48)    $18.36      (20)    $22.09
                              -----               -----               -----
Outstanding, end of year....  2,522     $19.50    2,382     $19.23    2,463     $16.67
                              =====               =====               =====
Exercisable, end of year....  1,443               1,453               1,681
                              =====               =====               =====

     Information with respect to options outstanding at November 1, 2003 follows (shares in thousands):

                              OUTSTANDING                                    EXERCISABLE
                           -----------------                              -----------------
                                    AVERAGE                                        AVERAGE
                                    EXERCISE      WEIGHTED REMAINING               EXERCISE
RANGE OF EXERCISE PRICES   SHARES    PRICE         CONTRACTUAL LIFE       SHARES    PRICE
------------------------   ------   --------      ------------------      ------   --------
                                                      5.2 years
$10.88 - 15.88.....          818     $13.90                                 655     $14.57
                                                      8.0 years
$16.00 - 21.00.....          579     $17.91                                 155     $17.54
                                                      8.1 years
$21.10 - 25.48.....          680     $21.64                                 191     $21.74
                                                      4.6 years
$27.00 - 28.94.....          445     $28.59                                 442     $28.60
                           -----                                          -----
                           2,522                                          1,443
                           =====                                          =====

9)  INCOME TAXES

     The provision for income taxes for fiscal years 2003, 2002, and 2001 is comprised of the following:

                                                               2003      2002      2001
                                                               ----      ----      ----
Federal:
  Current...................................................  $ 8,614   $ 8,651   $ 9,104
  Deferred..................................................    6,984     6,890     5,338
State.......................................................    2,475     2,393     1,833
Foreign.....................................................    1,145     1,859     1,375
                                                              -------   -------   -------
  Provision for income taxes................................  $19,218   $19,793   $17,650
                                                              =======   =======   =======

     Earnings before income taxes for 2003, 2002, and 2001 include $3,762, $5,329, and $4,016, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                                               2003      2002      2001
                                                               ----      ----      ----
Federal income taxes at statutory rate......................  $18,662   $18,922   $16,644
State income taxes, net of applicable Federal income tax
  benefits..................................................    1,609     1,555     1,191
Other.......................................................   (1,053)     (684)     (185)
                                                              -------   -------   -------
                                                              $19,218   $19,793   $17,650
                                                              =======   =======   =======

     At November 1, 2003 and November 2, 2002, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                                               2003      2002
                                                               ----      ----
Deferred tax assets:
  Bad debt reserves.........................................  $ 1,319   $ 1,398
  Inventories...............................................    1,187       318
  Accrued liabilities.......................................    4,782     9,827
                                                              -------   -------
                                                              $ 7,288   $11,543
                                                              =======   =======
Deferred tax liabilities:
  Depreciation..............................................  $57,540   $52,951
  Goodwill and other intangibles............................   24,289    15,137
                                                              -------   -------
                                                              $81,829   $68,088
                                                              =======   =======

     At November 1, 2003 and November 2, 2002, the net current deferred tax asset was $4,027 and $6,434, respectively, and the net noncurrent deferred tax liability was $78,568 and $62,979, respectively.

     As of November 1, 2003, no deferred taxes have been provided on the $21,825 in accumulated earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

10)  EARNINGS PER SHARE

     Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for fiscal years 2003, 2002, and 2001, was as follows (shares in thousands):

                                     2003                2002                2001
                               -----------------   -----------------   -----------------
                               EARNINGS   SHARES   EARNINGS   SHARES   EARNINGS   SHARES
                               --------   ------   --------   ------   --------   ------
Basic Earnings Per Share.....  $34,103    29,268   $34,270    27,895   $29,903    26,697
  Effect of stock options....       --      299         --      484         --       445
  Effect of convertible
     preferred securities....       --       --         --       --      2,086     1,554
                               -------    ------   -------    ------   -------    ------
Diluted Earnings Per Share...  $34,103    29,567   $34,270    28,379   $31,989    28,696
                               =======    ======   =======    ======   =======    ======

     The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. All convertible preferred securities were antidilutive in fiscal years 2003 and 2002. The calculation of diluted earnings per share excluded 4,577,838 potentially dilutive shares, and the benefit of an interest expense add-back of approximately $6,500, net of tax, in both years. In fiscal 2001, only a portion of these securities were antidilutive, and the diluted earnings per share calculation excluded 3,024,213 potentially dilutive shares, and $4,361 in interest expense benefit, net of tax.

11)  EMPLOYEE BENEFITS

     The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2003, 2002, and 2001 was $2,530, $2,742, and $3,084, respectively.

12)  CASH FLOW INFORMATION

     Supplemental information on cash flows for fiscal years 2003, 2002, and 2001 was as follows:

                                                                2003      2002       2001
                                                                ----      ----       ----
CASH PAID DURING THE YEAR FOR:
  Interest..................................................  $ 26,690   $28,267   $ 36,084
  Income taxes..............................................  $  8,896   $ 4,507   $  9,863
SCHEDULE OF BUSINESS ACQUISITIONS/DIVESTITURES:
  Fair value of assets acquired (disposed)..................  $ 37,937   $57,521   $(31,219)
  Liabilities (assumed) transferred.........................   (10,348)   (5,589)     4,019
  Non-cash consideration/holdback payments..................        --    (2,840)     4,887
                                                              --------   -------   --------
     Total cash paid (received).............................  $ 27,589   $49,092   $(22,313)
                                                              ========   =======   ========

13)  COMMITMENTS AND CONTINGENCIES

     The Company conducts certain of its operations in facilities under operating leases. Rental expense for fiscal years 2003, 2002, and 2001, was $10,657, $9,264, and $8,967, respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2004 -- $7,171; 2005 -- $5,563; 2006 -- $4,045; 2007 -- $3,351,
2008 -- $2,449, and $5,418 thereafter.

     In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including Spartech, regarding the Lower Passaic River. Management expects that an environmental study will be conducted to determine the extent and sources of contamination at this site. Management believes it is possible that the ultimate liability from this issue could materially differ from the Company's $375 accrual as of November 1, 2003. Due to uncertainties inherent in this matter, management is unable to estimate the Company's possible exposure upon the ultimate outcome of this issue. These uncertainties primarily include the completion and outcome of the environmental study and the percentage of contamination attributable to Spartech and other parties.

     The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several of which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations.

14)  SEGMENT INFORMATION

     The Company's forty-seven facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in Note 1. A description of reportable segments for the Company follows:

         CUSTOM SHEET & ROLLSTOCK -- This segment has twenty-six manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, laminates, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

         COLOR & SPECIALTY COMPOUNDS -- This segment operates fourteen plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

         MOLDED & PROFILE PRODUCTS -- This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

         Corporate & Other includes unallocated corporate office expenses and other non-allocated expenses. Assets included in Corporate & Other consist primarily of deferred taxes, cash & cash equivalents.

                                                               2003       2002       2001
                                                               ----       ----       ----
NET SALES
  Custom Sheet & Rollstock.................................  $628,535   $600,486   $621,866
  Color & Specialty Compounds..............................   263,034    235,728    227,809
  Molded & Profile Products................................    64,591     62,094     87,384
                                                             --------   --------   --------
     Total Net Sales.......................................  $956,160   $898,308   $937,059
                                                             ========   ========   ========
OPERATING EARNINGS
  Custom Sheet & Rollstock.................................  $ 63,096   $ 62,294   $ 66,589
  Color & Specialty Compounds..............................    20,986     25,721     24,767
  Molded & Profile Products................................     5,393      3,496      8,571
  Corporate & Other........................................   (11,189)   (10,632)   (17,553)
                                                             --------   --------   --------
     Total Operating Earnings..............................  $ 78,286   $ 80,879*  $ 82,374*
                                                             ========   ========   ========
ASSETS
  Custom Sheet & Rollstock.................................  $558,312   $509,513   $527,388
  Color & Specialty Compounds..............................   259,381    254,371    210,752
  Molded & Profile Products................................    84,514     77,252     64,059
  Corporate & Other........................................    13,742     24,118     12,904
                                                             --------   --------   --------
     Total Assets..........................................  $915,949   $865,254   $815,103
                                                             ========   ========   ========
DEPRECIATION AND AMORTIZATION
  Custom Sheet & Rollstock.................................  $ 17,561   $ 16,364   $ 20,011
  Color & Specialty Compounds..............................    10,646      8,705      9,502
  Molded & Profile Products................................     3,021      2,608      5,130
  Corporate & Other........................................       338        443        278
                                                             --------   --------   --------
     Total Depreciation and Amortization...................  $ 31,566   $ 28,120   $ 34,921
                                                             ========   ========   ========
CAPITAL EXPENDITURES
  Custom Sheet & Rollstock.................................  $ 10,345   $ 16,062   $  7,915
  Color & Specialty Compounds..............................     6,698      6,153      3,097
  Molded & Profile Products................................     2,565      4,357      4,567
  Corporate & Other........................................     2,401      1,645        658
                                                             --------   --------   --------
     Total Capital Expenditures............................  $ 22,009   $ 28,217   $ 16,237
                                                             ========   ========   ========

---------------
* Total Operating Earnings for 2001 are reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant closedown costs ($8,080 reflected as Corporate & Other) and total operating earnings for 2002 benefited from the elimination of $8,129 of goodwill amortization incurred in the prior year.

     In addition to external sales to customers, intersegment sales were $36,948, $25,950, and $27,544 for the fiscal years ended 2003, 2002, and 2001, respectively. Most intersegment sales were generated from our Color & Specialty Compounds segment.

     The Company operates in five reportable geographic areas -- the United States, Canada, Mexico, Europe, and Asia & Other. Geographic financial information for fiscal years 2003, 2002, and 2001 was as follows:

                                                                 PROPERTY, PLANT AND
                                     NET SALES                      EQUIPMENT, NET
                           ------------------------------   ------------------------------
                             2003       2002       2001       2003       2002       2001
                             ----       ----       ----       ----       ----       ----
United States............  $815,009   $776,749   $809,632   $239,825   $258,827   $253,484
Canada...................    79,023     74,312     92,338     26,500     19,061     17,200
Mexico...................    31,400     23,070     15,215     14,192         --         --
Europe...................    19,382     15,923     14,415      3,407      2,586      3,471
Asia & Other.............    11,346      8,254      5,459         --         --         --
                           --------   --------   --------   --------   --------   --------
                           $956,160   $898,308   $937,059   $283,924   $280,474   $274,155
                           ========   ========   ========   ========   ========   ========

15)  COMPREHENSIVE INCOME

     Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. Accumulated other comprehensive loss consisted of foreign currency translation adjustments of $926 and $6,964, and cash flow hedge adjustments of $3,575 and $6,214 at November 1, 2003 and November 2, 2002, respectively.

16)  QUARTERLY FINANCIAL INFORMATION

     Certain unaudited quarterly financial information for the fiscal years ended November 1, 2003 and November 2, 2002 was as follows:

                                                    QUARTER ENDED
                                      -----------------------------------------    FISCAL
                                        JAN       APRIL       JULY       OCT        YEAR
                                        ---       -----       ----       ---       ------
2003
  Net Sales.........................  $213,700   $250,488   $238,870   $253,102   $956,160
  Gross Profit......................    29,230     36,035     33,090     35,658    134,013
  Net Earnings......................     6,158     10,541      8,147      9,257     34,103
  Net Earnings Per Share -- Basic...       .21        .36        .28        .32       1.17
                       -- Diluted...       .21        .36        .28        .31       1.15
2002
  Net Sales.........................  $190,668   $233,204   $237,242   $237,194   $898,308
  Gross Profit......................    27,161     36,058     38,252     33,692    135,163
  Net Earnings......................     4,862      9,074     11,486      8,848     34,270
  Net Earnings Per Share -- Basic...       .18        .34        .40        .30       1.23
                       -- Diluted...       .18        .33        .39        .30       1.21

(SPARTECH CORPORATION      11,382,836 SHARES
LOGO)                     SPARTECH CORPORATION
                              COMMON STOCK

                             ---------------------

     We may from time to time sell up to 6,000,000 shares of our common stock, and the selling stockholder identified in this prospectus may from time to time sell up to 5,382,836 shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

     We and the selling stockholder may from time to time offer and sell our respective shares of common stock in the same offering or in separate offerings, to or through underwriters and also to other purchasers or through agents. For additional information on the methods of sale, you should refer to "Plan of Distribution" beginning on page 11. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

     This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide the specific terms of each offering in a supplement to this prospectus. This prospectus may not be used to offer and sell our common stock unless it is accompanied by a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol "SEH". The last reported sale price of the common stock on October 13, 2003 was $24.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                       Prospectus dated November 5, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About Spartech..............................................    1
Risk Factors................................................    2
Forward-Looking Statements..................................    6
Recent Developments.........................................    6
Use of Proceeds.............................................    7
Selling Stockholder.........................................    7
Description of Capital Stock................................    8
Plan of Distribution........................................   11
Validity of Common Stock....................................   13
Experts.....................................................   13
Where You Can Find More Information.........................   13
Reconciliation of a Non-GAAP Financial Measure..............   14

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this process, we and the selling stockholder described under the heading "Selling Stockholder" may sell shares of our common stock. Each time we or the selling stockholder sell shares of our common stock using this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

     The following is a summary of information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the applicable prospectus supplement carefully, including the risk factors beginning on page 2, together with additional information described under "Where You Can Find More Information" on page 13.

     In this prospectus "Spartech," "we," "us" and "our" refer to Spartech Corporation and its subsidiaries, unless the context requires otherwise.

                                 ABOUT SPARTECH

     We are a processor of thermoplastics and other plastic materials. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, and injection molded and profile extruded products. We have 47 operating facilities located throughout the United States and in Mexico, Canada and France, with annual production capacity of more than 1.2 billion pounds. We sell our products to over 7,000 customers in a broad range of end markets.

     Plastics processing is a growing segment of the plastics industry, partly due to the continuing substitution of plastics for traditional materials such as wood, metal, paper and fiberglass. We have created the term Product Transformations to describe our identification and development of new applications for the transition of products from traditional materials into higher performing, less expensive and recyclable thermoplastics.

     Product Transformations have been a key factor contributing to our growth and we expect this trend to continue. We have further capitalized on this trend by developing our own new proprietary products that we call Alloy Plastics, which combine advanced engineered thermoplastic compounds and additives with many new manufacturing techniques implemented by our experienced operating personnel.

     We provide value through formulation and processing technology, cost efficient operations, a broad range of problem-solving products and capabilities, and locations within close proximity to our customers' manufacturing facilities. Our production facilities are organized into three business segments for reporting purposes based on the products manufactured:

     - Custom Sheet & Rollstock;

     - Color & Specialty Compounds; and

     - Molded & Profile Products.

     Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our web site address is http://www.spartech.com. Information contained on our web site is not part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR OPERATING PROFITS.

     Our continued profitability depends on our ability to compete effectively. Our industry is competitive in several ways:

     - The plastics processing segment of the plastics industry is characterized by a large number of companies and by periodic oversupply of base commodity resins, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet our competitors' prices but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our operating profits could be reduced or we could incur writedowns to inventory values.

     - Because plastics processors are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could also reduce our profitability.

     - We may experience increased competition from companies offering products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers, sales volume and operating profits.

     - Some of our customers may be or may become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and operating profits.

LARGE OR RAPID INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY COULD MATERIALLY AND ADVERSELY AFFECT OUR SALES AND OPERATING PROFITS.

     - The costs of raw materials used in our manufacturing processes represented approximately 66% of cost of goods sold in fiscal 2002. These raw materials include commodity resins, the prices of which are sensitive to changes in supply and demand conditions within the commodity resins market, and fluctuations in petroleum and natural gas prices. Prices for these raw materials could change significantly in a short period of time. For example, price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during the second quarter of 2003. In the event of rapid increases in resin prices, we may be unable to pass the increases through to our customers in full, which would reduce our operating margin.

     - In addition, any significant cost increases or major disruptions in the availability to our suppliers of petroleum or natural gas, which are the principal feedstocks for commodity resins, could adversely impact the cost and availability of the resins used in our manufacturing process.

     - Even if we were able to pass increases in resin prices through to our customers, higher plastics prices may make our products and our customers' products less competitive with substitute products made from other plastics, or from non-plastic materials such as metal, fiberglass, paper or wood.

     Any of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profits.

WE OPERATE IN CYCLICAL MARKETS AND HAVE EXPOSURE TO ECONOMIC DOWNTURNS.

     Our products are sold in a number of end markets which tend to be sensitive to underlying economic conditions. Much of our revenues are generated from customers in manufacturing sectors such as mass transportation, automotive, building and construction, or other consumer oriented markets which are sensitive to underlying economic conditions. A prolonged downturn in these sectors could continue to have a negative effect on our sales and operating profits.

A DECREASE IN OUR NET SALES COULD REDUCE OUR OPERATING PROFITS AND IMPAIR OUR ABILITY TO REALIZE OUR BUSINESS STRATEGY, WHICH COULD REDUCE OUR ABILITY TO GENERATE CASH TO FURTHER INVEST IN OUR OPERATIONS AND SUPPORT OUR CUSTOMER BASE.

     During fiscal 2001 and fiscal 2002, we experienced a decrease in net sales from the prior years of 5% and 4%, respectively. This decrease in net sales, led by the slowdown in volume sold to the aerospace, automotive, manufactured housing, and mass transit markets, resulted in lower operating margins and return on equity ratios. If we were to experience further declines in revenue, our operating profits and return on equity would be further adversely affected. This would impair our ability to generate the operating cash flow needed to finance and expand our operations and make the acquisitions needed to realize our business strategy. If we are unable to successfully execute our business strategy, we could experience a decline in our customer base and a reduction in value generated for our stockholders.

OUR INABILITY TO SATISFY DEBT COVENANT REQUIREMENTS COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND PAY DIVIDENDS.

     Our current credit facilities contain affirmative and negative covenants, including restrictions on incurring additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain financial ratios and net worth levels.

     Borrowings under our primary bank credit facility were $149.1 million as of August 2, 2003. At that date, the most restrictive borrowing covenant under the credit facility would have allowed additional borrowings of only $77.5 million. In addition, our combined payment of dividends on our common stock and the repurchase of common stock for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997.

     Our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

OUR HIGH LEVERAGE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND COULD HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

     We have funded our working capital requirements primarily with cash generated from operations and borrowings under our credit facilities. Our consolidated long-term indebtedness of approximately $226.0 million as of August 2, 2003 represented approximately 44% of our total debt plus total shareholders' equity. In addition to this indebtedness, we have $150.0 million in outstanding convertible preferred securities of Spartech Capital Trusts. Because we are highly leveraged, we may become unable to finance our operations with further borrowings under our current credit facilities or obtain borrowings under new credit facilities. If we are unable to obtain additional borrowings, we may have to fund our operations from the proceeds of additional issuances of our common stock. We cannot assure you that we will have access to the capital markets in the future, or that any future issuances of our common stock will not dilute the holdings of our existing stockholders or adversely affect the market price of our common stock.

OUR INABILITY TO MEET DEBT OBLIGATIONS WHEN DUE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS.

     Our cash from operations may not be sufficient to meet our debt obligations as they become due. Our access to the debt and equity markets is limited. Upon maturity of our debt obligations, if we were unable to repay the obligations out of operating cash flows or access the public or private capital markets for additional funds, we would not be able to meet the obligations. The inability to meet our debt obligations could reduce the amount of capital expenditures made or restrict or delay investments to secure new business. In addition, our inability to meet our debt obligations could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY, WHICH COULD IMPAIR OUR ABILITY TO EXPAND OUR SALES OPPORTUNITIES AND IMPROVE OUR OPERATING MARGINS.

     Acquiring businesses that complement or expand our operations has been and continues to be an important element of our growth strategy. Our annual revenue growth attributable to acquisitions fluctuates from year to year and from fiscal 1999 to fiscal 2002 was as high as 17%. This strategy depends on our ability to continue to identify and complete acquisitions. However, several factors may impair our ability to continue this strategy.

     - Some of our major competitors have or could initiate similar growth strategies, as the overall plastics processing segment continues to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

     - We have generally financed our acquisitions from bank borrowings, the placement of debt securities or the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all.

     If we are unable to make acquisitions, we may not be able to realize our growth strategy. If we are unable to successfully execute our growth strategy, our ability to enlarge our customer base, enter new markets, expand our product offerings and realize operating synergies will be impaired.

WE MAY NOT BE ABLE TO INTEGRATE ACQUISITIONS SUCCESSFULLY.

     Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations, which could have a material adverse effect on our business and results of operations. If we are unable to achieve the anticipated synergies, the interest and other expenses from our acquisitions could exceed the net income we derive from the acquired operations, which would reduce our net income.

OUR STOCK PRICE IS VOLATILE AND MAY DECLINE, IN PARTICULAR WHEN VITA INTERNATIONAL LIMITED DISPOSES OF SOME OR ALL OF ITS 18% OF OUR COMMON STOCK.

     The trading price of our common stock has fluctuated, ranging between $16.47 and $23.65 per share over the 12 months ended September 30, 2003. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

     - The sale by the selling stockholder, Vita International Limited, of some or all of its 18% of our common stock;

     - Variations in our quarter to quarter operating results;

     - Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

     - The relative size of our market capitalization;

     - The limited public float of our common stock; and

     - The low daily trading volume of our common stock relative to the number of outstanding shares.

OUR PRINCIPAL STOCKHOLDER COULD CONTINUE TO INFLUENCE OUR MANAGEMENT AND
POLICIES.

     Vita International Limited, a subsidiary of British Vita PLC, of Manchester, England, is the selling stockholder identified in this prospectus and is also currently our largest stockholder. Vita International currently holds approximately 18% of the outstanding shares of our common stock and may sell from time to time some or all of its shares. Currently one of our directors, Calvin J. O'Connor, is a director, officer and employee of British Vita and, unless he were to resign in the meantime, this representation will continue at least until our next annual stockholders meeting in March 2004.

     - So long as Vita continues to hold a large percentage of stock ownership and Vita's representation on the board continues, Vita could be in a position to influence our management and policies.

     - In addition, because our certificate of incorporation requires the favorable vote of the holders of 80% of our common stock to approve a business combination of Spartech with a 10% stockholder unless our board of directors approves the business combination before the other stockholder acquires its 10% ownership, Vita's current representation on our board of directors together with its current share ownership is sufficient to give it the power to block such a business combination. The ability to exercise this negative control is not limited by our stockholder rights agreement.

IF WE ARE REQUIRED TO PAY SUBSTANTIAL REMEDIATION COSTS OR FINES OR ARE UNABLE TO OBTAIN OR MAINTAIN REQUIRED REGULATORY OR ENVIRONMENTAL PERMITS, OUR OPERATING PROFITS COULD BE ADVERSELY IMPACTED AND WE MAY HAVE TO SUSPEND OPERATIONS AT OUR MANUFACTURING FACILITIES.

     We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of human health or the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations.

     If we were to violate these laws or regulations or discharge hazardous materials into the environment, we might have to pay substantial remediation costs or fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

IF WE VIOLATE THE FOOD AND DRUG ADMINISTRATION'S REGULATIONS WE MAY BE REQUIRED TO CEASE MANUFACTURING OR RECALL PRODUCTS.

     The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

YOU MAY HAVE NO EFFECTIVE REMEDY AGAINST ARTHUR ANDERSEN LLP IN CONNECTION WITH A MATERIAL MISSTATEMENT OR OMISSION IN OUR 2000 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     Arthur Andersen LLP, which audited our consolidated financial statements for fiscal years 2000 and 2001 incorporated by reference in this prospectus, was convicted on June 15, 2002 of federal obstruction of justice arising from the government's investigation of Enron Corp. As a result, you are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 and 2001 consolidated financial statements.

OUR INABILITY TO INCLUDE IN FUTURE REGISTRATION STATEMENTS FINANCIAL STATEMENTS FOR ONE OR MORE YEARS AUDITED BY ARTHUR ANDERSEN LLP OR TO OBTAIN ARTHUR ANDERSEN LLP'S CONSENT TO THE INCLUSION OF THEIR REPORT ON OUR 2000 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS MAY IMPEDE OUR ACCESS TO THE CAPITAL MARKETS.

     Should we seek to access the public capital markets in the future, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited consolidated financial statements for fiscal 2004 become available in the first quarter of 2005, the SEC's current rules would require us to present audited financial statements audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC were to cease to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless Ernst & Young LLP, our current independent public accountants, or another independent accounting firm were able to audit our 2000 and 2001 consolidated financial statements, which Arthur Andersen LLP originally audited.

     Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited consolidated financial statements for fiscal years 2000 and 2001, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those consolidated financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP's participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our consolidated financial statements for fiscal years 2000 and 2001 audited by Arthur Andersen LLP were to cease to satisfy the SEC's requirements or those statements were used in a prospectus but investors were not entitled to recovery against our auditors for material misstatements or omissions in them.

                           FORWARD-LOOKING STATEMENTS

     This prospectus also contains or incorporates by reference forward-looking statements. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described above, changes in the economy or the plastics industry in general, unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

                              RECENT DEVELOPMENTS

     In September 2003, Spartech and Franklin-Burlington Plastics, Inc., a subsidiary of Spartech in its Color & Specialty Compounds segment, were among approximately seventy companies served with a directive by the New Jersey Department of Environmental Protection, or NJDEP, to conduct an assessment of the natural resources that have been injured by discharges of hazardous substances at sites in the Lower Passaic River watershed and to implement an interim compensatory restoration of the natural resources that have been injured by such discharges. The directive states that if the companies do not agree to a remediation consent order, NJDEP may undertake the remediation with public funds and recover the remediation costs from the companies or, in certain circumstances, three times the costs, and subject the companies to penalties.

     In addition, the U.S. Environmental Protection Agency has begun an investigation relating to the Lower Passaic River involving many of the same companies, including Spartech and Franklin-Burlington. As a preliminary step the EPA asked the companies in September 2003 for contributions to help fund an initial environmental study of 17 miles of the Lower Passaic River, the cost of which the EPA estimates to be $20 million.

     While we endeavor to conduct all our operations in an environmentally conscientious manner and believe our contribution to the pollution of the Lower Passaic River to have been minimal, we are working with some of the other companies named in the NJDEP directive and the EPA investigation to coordinate our responses to these actions and to share some of the anticipated costs of responding. We believe it is likely that these proceedings will take several years to be resolved, and at the present time we cannot estimate either our eventual costs or the time over which those costs would be incurred.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale by us of our common stock under this prospectus for general corporate purposes or to finance acquisitions related to our business. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

                              SELLING STOCKHOLDER

     Vita International Limited, the selling stockholder, may from time to time offer and sell up to 5,382,836 shares of our common stock pursuant to this prospectus and the applicable prospectus supplement.

     The following table sets forth the beneficial ownership of the shares of our common stock owned by the selling stockholder both as of September 30, 2003 and assuming the sale of all shares being offered by Spartech and the selling stockholder. We do not currently know the exact number of shares that will be sold by Spartech and the selling stockholder.

                                                               MAXIMUM
                                      BENEFICIAL OWNERSHIP    NUMBER OF    BENEFICIAL OWNERSHIP
                                        BEFORE OFFERING       SHARES OF       AFTER OFFERING
                                      --------------------     COMMON      --------------------
                                      NUMBER OF   PERCENT    STOCK SOLD     NUMBER     PERCENT
NAME OF BENEFICIAL OWNER               SHARES     OF CLASS   IN OFFERING   OF SHARES   OF CLASS
------------------------              ---------   --------   -----------   ---------   --------
Vita International Limited..........  5,382,836     18.3%     5,382,836      None        None
  Oldham Road
  Middleton, Manchester
  M24 2DB England

     British Vita PLC, the parent company of the selling stockholder, has been represented on our board of directors since shortly after the selling stockholder acquired its first shares of Spartech in 1989. British Vita's current representative on our board of directors is Mr. Calvin J. O'Connor, who has served as a director of Spartech since 1998 and whose term as director expires in March 2004. Until his resignation on December 31, 2002, Mr. Roy Dobson served as a second representative of British Vita on our board of directors. We do not pay directors' fees to the representatives of British Vita on our board of directors, but we pay British Vita a fee for providing the services of its representatives. Through 2002, this fee was

$22,500 per quarter. In January 2003, we began paying British Vita the same fee we pay each of our other non-management directors, which is $2,250 per month plus $1,200 for each meeting attended.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 49,000,000 shares, of which 45,000,000 shares are common stock, par value $0.75 per share, and 4,000,000 shares are preferred stock, par value $1.00 per share.

     The following description summarizes material features of our authorized capital stock and is qualified by the full description of our capital stock and related rights set forth in our certificate of incorporation and bylaws and in our April 2, 2001 stockholder rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. Our capital stock is also subject to applicable laws of the State of Delaware, in which Spartech is incorporated.

COMMON STOCK

     As of September 30, 2003, there were 29,337,478 shares of our common stock outstanding. Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. However, our certificate of incorporation provides special voting requirements for certain matters that may be proposed to the stockholders, as described under "Other Anti-Takeover Provisions," below.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available for that purpose. In the event of a liquidation of Spartech, subject to the payment of or provision for all liabilities and any preferences that may be applicable to any outstanding preferred stock, the holders of common stock would be entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     Each share of common stock also entitles the holder, in certain events, to purchase one one-thousandth of a share of Class Z Preferred Stock and to exercise certain other rights, as described under "Rights Agreement," below.

PREFERRED STOCK

     Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that the board may determine include:

     - The designation of each series,

     - The number of shares of each series,

     - The rate of any dividends,

     - Whether any dividends will be cumulative or non-cumulative,

     - The amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Spartech,

     - The terms of any redemption,

     - The rights and terms of any conversion or exchange, and

     - Any voting rights.

     Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock or rights to purchase shares of preferred stock could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of the series to block the transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock.

RIGHTS AGREEMENT

     In April 2001, a special committee of our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The purchase rights are subject to the terms of a rights agreement between Spartech and Mellon Investor Services LLC, as rights agent.

     The rights agreement was designed to assist us in pursuing our long-term business strategies and enhancing stockholder value, by protecting our stockholders against unsolicited takeover efforts on unfavorable terms. In general terms, the rights agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock after the implementation of the rights agreement without the approval of the Board of Directors.

     The rights agreement attaches to each share of common stock one right that, if and when it becomes exercisable, would entitle the holder to purchase one one-thousandth of a share of Series Z Preferred Stock for $70.00. One one-thousandth of a share of Series Z Preferred Stock would give the holder approximately the same dividend, voting and liquidation rights as one share of common stock. The rights do not currently have any voting, dividend or liquidation rights. Currently, the rights are represented by the presently outstanding common stock, and no separate rights certificates have been or will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - 10 days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock; or

     - 10 days after any person or group begins, or announces an intention to make, a tender offer or exchange offer if as a result of the offer the person or group would own beneficially 15% or more of our outstanding common stock; however, our board of directors may extend this 10-day period before any person or group acquires beneficial ownership of 15% or more of our outstanding common stock.

     In addition, if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than the acquiring person or group) will become entitled to purchase for $70.00 per right shares of our common stock or common stock of a surviving corporation with a market value equal to $140.00. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire Spartech.

     The rights, which expire in April 2011, may be redeemed at the option of our board of directors at any time before a group or person acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, at a price of $.01 per right. After a person or group acquires beneficially 15% or more of our common stock but before the person or group owns 50% or more of our outstanding common stock, our board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, excluding rights held by the person or group with the 15% or greater ownership.

     Because Vita already beneficially owned more than 15% of our outstanding common stock on the date the plan was adopted, the rights agreement provides that the above provisions regarding persons or groups beneficially owning 15% or more of our common stock do not apply to Vita's ownership unless it acquires beneficial ownership of additional shares of common stock representing 1% or more of our common stock outstanding as of the date the rights agreement was announced. These provisions will continue to apply to Vita after the offering.

     The rights agreement may have the effect of delaying or preventing a change in control of Spartech, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our stockholders as determined by our board of directors. However, a stockholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our stockholders.

OTHER ANTI-TAKEOVER PROVISIONS

     In addition to the provisions of the rights agreement, some provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person or company to acquire Spartech by means of a tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors.

     Under our certificate of incorporation and bylaws, directors are divided into three classes, with only one-third of the directors elected each year, and directors may be removed only for cause. In addition, the following corporate actions must be approved both by stockholders owning at least 80% of our outstanding common stock and by stockholders owning a majority of the common stock that is not held by persons who beneficially own 10% or more of our outstanding common stock:

     - A change in the method for amending our bylaws,

     - A change in the classes, current qualifications or terms of office of our directors, or in the maximum or minimum size of our board of directors,

     - The removal of a director, or a change in the method of removing directors, or

     - A change in the method for filling vacancies on the board of directors.

     The following actions are also subject to the same special approval requirement unless our board of directors approves the action by the affirmative vote of at least 80% of the directors, by unanimous written consent, or before the other stockholder party to the transaction acquires its 10% beneficial ownership of our outstanding common stock:

     - A merger or consolidation of Spartech with a person that beneficially owns 10% or more of our outstanding common stock,

     - The sale, lease, exchange or other disposition of all or any substantial part of our assets to or with a person that beneficially owns 10% or more of our outstanding common stock, or

     - the issuance or transfer by Spartech or any of our subsidiaries of any securities of Spartech or any of our subsidiaries having total assets of $5,000,000 or more, to a person that beneficially owns 10% or more of our outstanding common stock, unless the issuance or transfer is in exchange for assets or securities having an aggregate fair market value of less than $1,000,000.

     These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is Mellon Investor Services LLC.

                              PLAN OF DISTRIBUTION

     We or the selling stockholder may sell or distribute some or all of our respective shares of common stock from time to time in one or more transactions:

     - Through agents;

     - To dealers or underwriters for resale;

     - Directly to purchasers; or

     - Through a combination of any of these methods of sale.

     In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our shares through any of these methods or other methods described in the applicable prospectus supplement.

     The common stock distributed by any of these methods may be sold to the public, in one or more transactions, either:

     - At a fixed price or prices, which may be changed;

     - At market prices prevailing at the time of sale;

     - At prices related to prevailing market prices; or

     - At negotiated prices.

     We or the selling stockholder may solicit offers to purchase shares of common stock directly from the public from time to time. We or the selling stockholder may also designate agents from time to time to solicit offers to purchase shares from the public on our behalf or on behalf of the selling stockholder. The prospectus supplement relating to any particular offering of shares will name any agents designated to solicit offers, and will include information about any commissions we or the selling stockholder may pay the agents, in that offering. Agents may be deemed to be "underwriters" as that term is defined in the Securities Act.

     From time to time, we or the selling stockholder may sell shares to one or more dealers acting as principals. The dealers, who may be deemed to be "underwriters" as that term is defined in the Securities Act, may then resell those shares to the public. Dealers who acquire shares as principals may resell those shares from time to time in transactions in the over-the-counter market, in negotiated transactions, or by a combination of those methods of sale or other methods of sale, which may involve crosses and block transactions.

     We or the selling stockholder may sell shares from time to time to one or more underwriters, who would purchase the shares as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we or the selling stockholder sell shares to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us or the selling stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agents. Underwriters may resell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we or the selling stockholder pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of shares.

     If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

     We or the selling stockholder may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers' obligations, and will include any required information about commissions we or the selling stockholder may pay for soliciting these contracts.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us or the selling stockholder, to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Certain of any such underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

     Any common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance in the case of common stock sold by us.

     Some of the selling stockholder's shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements for the year ended November 2, 2002 appearing in our Annual Report on Form 10-K for the year ended November 2, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated financial statements for each of the two years in the period ended November 3, 2001 appearing in our Annual Report on Form 10-K for the year ended November 2, 2002, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     For further information about the consolidated financial statements of Spartech audited by Arthur Andersen LLP, please refer to the "Risk Factors"
section in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for further information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

     We incorporate by reference the following documents filed with the SEC and any documents we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Our annual report on Form 10-K for the year ended November 2, 2002,

     - Our quarterly reports on Form 10-Q for the quarters ended February 1, 2003, May 3, 2003 and August 2, 2003,

     - The description of our common stock set out in our amended registration statement on Form 8-A, filed on May 17, 1999, and

     - The description of the Series Z Preferred Stock Purchase Rights attached to our common stock set out in our registration statement on Form 8-A, filed on April 5, 2001.

     You may request a copy of these filings, at no cost, by contacting us at:

        Spartech Corporation
        120 South Central Avenue, Suite 1700
        Clayton, Missouri 63105
        Attention: Secretary

     Our telephone number for copy requests is (314) 721-4242.

                 RECONCILIATION OF A NON-GAAP FINANCIAL MEASURE

     We report our financial results in accordance with generally accepted accounting principles, or GAAP. However, we believe that certain non-GAAP financial measures may provide users of our financial information with additional meaningful comparisons of historical results. Certain information contained in our annual report on Form 10-K for the year ended November 2, 2002 which is incorporated by reference in this prospectus may constitute non-GAAP financial measures as defined in Item 10(e) of the SEC's Regulation S-K.

     We disclosed our ratio of total debt to total capitalization in the eleven-year summary appearing on pages 34 and 35 of our 2002 Annual Report to Shareholders, which is incorporated by reference in our 2002 annual report on Form 10-K. We use this ratio as a measure of our capitalization mix between equity and debt and our borrowing availability. The following table reconciles the non-GAAP ratio of total debt to total capitalization to the most directly comparable GAAP ratio of total debt to total debt and shareholders' equity:

                                                          FISCAL YEAR(A)
                                             -----------------------------------------
                                               2002       2001       2000       1999
                                             --------   --------   --------   --------
NON-GAAP RATIO:
Total Debt.................................  $238,332   $288,714   $352,845   $230,309
Convertible Preferred Securities...........   150,000    150,000    150,000     50,000
Total Shareholders' Equity.................   290,698    216,546    211,022    190,042
                                             --------   --------   --------   --------
  Total Capitalization.....................  $679,030   $655,260   $713,867   $470,351
                                             ========   ========   ========   ========
     Total Debt to Total Capitalization....      35.1%      44.1%      49.4%      49.0%
                                             ========   ========   ========   ========
MOST DIRECTLY COMPARABLE GAAP RATIO:
Total Debt.................................  $238,332   $288,714   $352,845   $230,309
Total Shareholders' Equity.................   290,698    216,546    211,022    190,042
                                             --------   --------   --------   --------
  Total Debt and Shareholders' Equity......  $529,030   $505,260   $563,867   $420,351
                                             ========   ========   ========   ========
     Total Debt to Total Debt and
       Shareholders' Equity................      45.1%      57.1%      62.6%      54.8%
                                             ========   ========   ========   ========

---------------

(a) There was no difference between these ratios prior to 1999 because we had no convertible preferred securities prior to 1999.

             ------------------------------------------------------
             ------------------------------------------------------

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.
                             ----------------------
                               TABLE OF CONTENTS

                             Prospectus Supplement

                                       Page
                                       ----
Prospectus Supplement Summary........   S-2
Risk Factors.........................   S-7
Forward-Looking Statements...........  S-11
Use of Proceeds......................  S-12
Price Range of Common Stock and
  Dividends..........................  S-12
Capitalization.......................  S-13
Selected Consolidated Financial
  Data...............................  S-14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-16
Business.............................  S-24
Management...........................  S-36
Selling and Principal Stockholders...  S-38
Underwriting.........................  S-40
Validity of Common Stock.............  S-42
Experts..............................  S-42
Index to Consolidated Financial
  Statements.........................   F-1
                Prospectus
About Spartech.......................     1
Risk Factors.........................     2
Forward-Looking Statements...........     6
Recent Developments..................     6
Use of Proceeds......................     7
Selling Stockholder..................     7
Description of Capital Stock.........     8
Plan of Distribution.................    11
Validity of Common Stock.............    13
Experts..............................    13
Where You Can Find More Information..    13
Reconciliation of a Non-GAAP
  Financial Measure..................    14

             ------------------------------------------------------

    ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                7,300,000 Shares
                              SPARTECH CORPORATION
                                  Common Stock

                             ----------------------

                                (SPARTECH LOGO)
                             ----------------------
                              GOLDMAN, SACHS & CO.

                            DEUTSCHE BANK SECURITIES

                     FIRST ANALYSIS SECURITIES CORPORATION

                           MCDONALD INVESTMENTS INC.

                      Representatives of the Underwriters
             ------------------------------------------------------
             ------------------------------------------------------